         As filed with the Securities and Exchange Commission on June 21, 1996
                           Registration No. _________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                               VIVRA INCORPORATED
             (Exact name of registrant as specified in its charter)

                        Delaware                                                      8092/8082

(State or other jurisdiction of Incorporation or organization) (Primary Standard Industrial Classification Number)

                                                                         1850 Gateway Drive, Suite 500
                                                                          San Mateo, California 94404

                       94-3096645                                                  (415) 577-5700

        (I.R.S. Employer Identification Number)            (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                                  KENT J. THIRY
                 Director, President and Chief Executive Officer
                               VIVRA INCORPORATED
   1850 Gateway Drive, Suite 500, San Mateo, California 94404, (415) 577-5700
          (Name and address, including zip code, and telephone number, including area code, of agent for service)

                                   ----------
                                    Copy to:
                              SCOTT T. SMITH, ESQ.
                         PILLSBURY MADISON & SUTRO LLP
                               2700 Sand Hill Road
                          Menlo Park, California 94025
                                 (415) 233-4500

                                   ----- ----
       Approximate date of commencement of proposed sale to the public:

           On a continuous or delayed basis pursuant to Rule 415.

================================================================================================================================
Title of each class of                                 Proposed maximum         Proposed maximum
   securities to be            Amount to be           offering price per       aggregate offering             Amount of
      registered                registered                   unit                     price               registration fee

- --------------------------------------------------------------------------------------------------------------------------------
<S
Common Stock,                5,000,000 shares              $32.625                  $163,125,000                 $56,250.00
$.01 par value (1)
================================================================================================================================

(1) Includes Preferred Stock Purchase Rights which prior to the occurrence at certain events will not be exercisable or evidenced separately from the Common Stock.

(2) Based on the average of the high and low prices of the Company's Common Stock on the New York Stock Exchange on June 20, 1996.

         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

         If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                               VIVRA INCORPORATED
                              CROSS REFERENCE SHEET

              Between Items in Part I of the Registration Statement
                (Form S-4) and Prospectus Pursuant to Item 501(b)

                            Item of Form S-4                                    Location in Prospectus


1.      Forepart of Registration Statement and Outside Front         Cover Page
        Cover Page of Prospectus.................................

2.      Inside Front and Outside Back Cover Page of Prospectus       Inside Front and Outside Back Cover Pages;
                                                                     Available Information; Incorporation of Certain
                                                                     Documents by Reference

3.      Risk Factors, Ratio of Earnings to Fixed Charges and         Cover Page; The Company; Selected
        Other Information........................................    Supplemental Consolidated Financial Data;
                                                                     Incorporation of Certain Documents by Reference;
                                                                     Risk Factors*

4.      Terms of the Transaction.................................                          *

5.      Pro Forma Financial Information..........................                          *

6.      Material Contracts with the Company Being Acquired ......                          *

7.      Additional Information Required for Reoffering by            Outstanding Securities Covered by this
        Persons and Parties Deemed to be Underwriters ...........    Prospectus*

8.      Interests of Named Experts and Counsel ..................    Legal Matters; Experts

9.      Disclosure of Commission Position on Indemnification                              **
        for Securities Act Liabilities...........................

10.     Information with Respect to S-3 Registrants .............    Incorporation of Certain Documents by Reference;
                                                                     Risk Factors; Business; Supplemental Consolidated
                                                                     Financial Statements

11.     Incorporation of Certain Information by Reference .......    Incorporation of Certain Documents by Reference

12.     Incorporation with Respect to S-2 or S-3 Registrants ....                         **

13.     Incorporation of Certain Information by Reference .......                         **

14.     Information with Respect to Registrants Other than S-3
        or S-2 Registrants.......................................                         **

15.     Information with Respect to S-3 Companies ...............                         *

16.     Information with Respect to S-2 or S-3 Companies ........                         *

17.     Information with Respect to Companies Other than S-2                              *
        or S-3 Companies.........................................

- --------

* Inapplicable (or partially inapplicable as indicated) upon filing of this Registration Statement - may be included in subsequent amendments under certain circumstances.

**       Not applicable or answer is negative.

18.     Information if Proxies, Consents or Authorizations are to                          *
        be Solicited or in an Exchange Offer .............................

19.     Information if Proxies, Consents or Authorizations are                             *
        not to be Solicited or in an Exchange Offer ......................

- --------

* Inapplicable (or partially inapplicable as indicated) upon filing of this Registration Statement - may be included in subsequent amendments under certain circumstances.

**       Not applicable or answer is negative.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JUNE 21, 1996


                                5,363,702 SHARES
                                      VIVRA
                                  INCORPORATED
                                  COMMON STOCK

                                ----------------

        The Prospectus relates to 5,363,702 shares (the "Shares") of common stock, $.01 par value per share, accompanied by Preferred Stock Purchase Rights (the "Common Stock"), of Vivra Incorporated (the "Company") which may be offered and issued by the Company from time to time in the acquisition of other businesses or properties. The aggregate Shares available hereunder is covered by two registration statements filed with the Securities and Exchange Commission. See "Available Information."

        It is anticipated that such acquisitions will consist principally of additional health care businesses and related operations but, on occasion, an acquired business may be dissimilar to the business of the Company. The consideration for acquisitions will consist of Shares, cash, notes or other evidences of indebtedness, assumption of liabilities or a combination thereof, as determined from time to time by negotiations between the Company and the owners or controlling persons of the businesses or properties to be acquired. In addition, the Company may lease property from and enter into management agreements, noncompetition agreements and employment agreements (which may include the grant of Company or subsidiary stock options) with the former owners and key executive personnel of the businesses to be acquired.

        The terms of an acquisition will be determined by negotiations between the Company's representatives and the owners or controlling persons of the business or properties to be acquired. Factors taken into account in acquisitions may include the established quality and reputation of the business and its management, earning power, cash flow, growth potential, real estate, equipment, locations of the business to be acquired and the market value of the Common Stock of the Company when pertinent. It is anticipated that Shares issued in any such acquisition will be valued at a price reasonably related to the current market value of the Shares, either at the time the terms of the acquisition are tentatively agreed upon, or at or about the time of closing, or during the period or periods prior to delivery of the Shares.

        See "Outstanding Securities Covered by this Prospectus" for information relating to resales of Shares issued pursuant to this Prospectus.

        The Common Stock of the Company is listed on the New York Stock Exchange under the symbol "V". The last reported sale price of the Common Stock on the New York Stock Exchange on June 20, 1996 was $32.25 per share.

        AN INVESTMENT IN THE SHARES OFFERED HEREBY INVOLVES CERTAIN RISKS. SEE "RISK FACTORS."

                                    ---------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this Prospectus is June   , 1996

                              AVAILABLE INFORMATION

        The Company has filed certain Registration Statements on Form S-4 with respect to the Shares under the Securities Act of 1933, as amended, with the Securities and Exchange Commission (the "Commission") as follows: On October 28, 1994, the Company filed a Registration Statement relating to 2,000,000 shares, which was amended on March 14, 1995 and amended again on April 26, 1996 to reflect the Company's 3 for 2 stock split, increasing the number of shares to 3,000,000 (of which 363,702 remains available), and on June 21, 1996 the Company filed a Registration Statement relating to 5,000,000 shares (collectively the "Registration Statements"). This Prospectus does not contain all of the information in the Registration Statements, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For information about the Shares and the Company, reference is made to the Registration Statements, including the financial statement schedules and exhibits incorporated by reference therein and filed as part thereof. Information omitted from this Prospectus but contained in the Registration Statements may be obtained from the Commission in the manner described below.

        Statements made in this Prospectus as to the contents of any contract, instrument or other document referred to are not necessarily complete, and reference is made to the copy of such contract, instrument or other document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by such reference.

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at the Commission's regional offices located at 75 Park Place, 14th Floor, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60621, and at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which exchange the Company's Common Stock is listed. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

        The Company furnishes to holders of its Common Stock annual reports containing audited financial statements.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed with the Commission are incorporated by reference in this Prospectus:

        (1) Annual Report of the Company on Form 10-K (File No. 1-10261) for the fiscal year ended November 30, 1995.

        (2) Current Report of the Company on Form 8-K (File No. 1-10261) filed on August 16, 1995.

        (3) Current Report of the Company on Form 8-K (File No. 1-10261) filed on December 21, 1995.

        (4) Current Report of the Company on Form 8-K (File No. 1-10261) filed on January 26, 1996.

        (5) Current Report of the Company on Form 8-K (File No. 1-10261) filed on February 15, 1996.

        (6) Current Report of the Company on Form 8-K (File No. 1-10261) filed on March 14, 1996.

        (7) Current Report of the Company on Form 8-K (File No. 1-10261) filed on March 29, 1996.

        (8) Current Report of the Company on Form 8-K (File No. 1-10261) filed on April 11, 1996.

        (9) Quarterly Report of the Company on Form 10-Q (File No. 1-10261) filed on April 15, 1996.

        (10) Current Report of the Company on Form 8-K (File No. 1-10261) filed on May 1, 1996.

        (11) Current Report of the Company on Form 8-K (File No. 1-10261) filed on May 14, 1996.

        (12) Current Report of the Company on Form 8-K (File No. 1-10261) filed on June 14, 1996.

        (13) The description of the Company's Common Stock contained in the Registration Statement on Form S-1 filed on April 19, 1990, Registration No. 33-34438, including any amendments and reports filed for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 and prior to the termination of the offering of the shares of Common Stock covered by this Prospectus shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing of such documents.

        Any statement contained herein, or in a document incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus and the Registration Statements of which it is a part to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus or such Registration Statements.

        Any person to whom a copy of this Prospectus is delivered may obtain without charge, upon written or oral request, a copy of any of the documents or information incorporated by reference herein, except for certain exhibits to such documents. Requests should be directed to LeAnne M. Zumwalt, Chief Financial Officer, Treasurer and Secretary, VIVRA Incorporated, 1850 Gateway Drive, Suite 500, San Mateo, California 94404 (Telephone: (415) 577-5700). In order to ensure timely delivery of the documents, any request should be made at least five business days prior to the date on which the final investment decision must be made.

        The Company's principal executive offices are located at 1850 Gateway Drive, Suite 500, San Mateo, California 94404, and its telephone number is (415) 577-5700.

                                    SUMMARY

     The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the supplemental consolidated financial statements and notes thereto, appearing elsewhere in this Prospectus or incorporated herein by reference.

                                  THE COMPANY

     Vivra is a specialty care company. The Company's business strategy is to compete in specialties/disease states where Vivra can demonstrably deliver differentiated care to high-cost patient populations. The Company provides services through Vivra Renal Care ("VRC") and Vivra Specialty Partners ("VSP"). VRC is the second largest provider of dialysis services in the United States and, as of May 31, 1996, had approximately 13,000 patients at 229 centers in 27 states and the District of Columbia. VSP provides physician network and disease management services to entities responsible for coordinating health care for a patient population, principally managed care organizations. VSP coordinates care in multiple specialties, including asthma/allergy, cardiology, diabetes, dialysis/nephrology, otolaryngology ("ENT"), obstetrics/gynecology and orthopedics. In these specialties, VSP currently provides services through 25 contracts held by its 18 different networks and also owns 29 specialty practices with 47 physicians and manages one additional specialty practice with 15 physicians.

                                  RISK FACTORS

     When used in this Prospectus, the words "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks and uncertainties, including those discussed below, that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date hereof. In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business.

     Medicare and Medicaid Dialysis Reimbursement. The Company estimates that approximately 66% and 70% of its dialysis revenues, including revenues from the reimbursement of the administration of the drug erythropoietin ("EPO"), for fiscal 1994 and 1995, respectively, were reimbursements from Medicare and Medicaid under the End-Stage Renal Disease ("ESRD") program administered by the Health Care Financing Administration ("HCFA"). Numerous Congressional actions have resulted in changes in the average Medicare reimbursement rate from a fixed fee of $138 per treatment in 1983, to a current average rate of $126. The Medicaid programs are also subject to statutory and regulatory changes that could affect the rate of Medicaid reimbursement. The Company is not able to predict whether and to what extent changes to Medicare and Medicaid reimbursement rates will be made in the future, including the impact of potential legislative measures regarding welfare reform, the Medicare trust fund deficit, the health care delivery system and the approval of a federal budget. Any reduction in reimbursement rates would have a material adverse effect on the Company's revenues and net earnings. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Inflation and Changes in Prices" and "Business -- Vivra Renal Care."

     In March 1996, HCFA published a request for proposals from managed care companies to arrange for the treatment of ESRD patients on a large scale. While the Company is unable to predict the effect of the introduction of managed care on dialysis services, such introduction could result in a reduction in the rates of reimbursement for the Company's services. The Company may also be required to enter into contracts directly with managed care providers.

     EPO Reimbursement and Supply. Since June 1, 1989, Medicare and Medicaid have provided reimbursement for the administration of EPO to dialysis patients for the treatment of anemia. During fiscal 1994 and 1995, approximately 84% and 85%, respectively, of the Company's dialysis patients received EPO. The Company's revenues from the administration of EPO were approximately $43.5 million and $56.0 million, respectively, or 17% and 18% of dialysis revenues, for those periods. Effective January 1, 1994, Medicare and Medicaid reimbursement for the administration of EPO was reduced from $11.00 to $10.00 per 1,000 units. Any further reduction in the reimbursement rate for the administration of EPO could have a material adverse effect on the Company's revenues and net earnings. In addition, EPO is produced by a single manufacturer and any interruption of supply could have a material adverse effect on the Company's revenues and net earnings.

     Other Sources of Dialysis Reimbursement. The Company estimates that approximately 34% and 30% of its dialysis revenues for fiscal 1994 and 1995, respectively, were derived from sources other than Medicare and Medicaid. Of these revenues, the largest portion came from private insurance, including managed care organizations. Reimbursement from hospitals for acute dialysis treatments was also significant. In general, these sources of reimbursement are at rates significantly in excess of Medicare and Medicaid rates. The Company believes that private payers may be required in the future to assume a greater percentage of the costs of dialysis care as the existing ESRD program is reviewed by the United States Congress. Irrespective of legislative action, the Company expects that these non-governmental payers will reduce payment for dialysis services. In addition, as managed care organizations expand, they will have a strong incentive to further reduce the costs of specialty care and will aggressively seek to reduce amounts paid for dialysis treatments. If private payer rates are reduced significantly, the Company's revenues and net earnings will be materially and adversely affected.

     Capitated Agreements. The Company believes it will be necessary to contract with managed care payers on a capitated or at-risk basis in order to maintain or expand the businesses of VRC and VSP. The Company currently has and intends to enter into additional capitated agreements. Under capitated or at-risk contracts, the health care provider agrees to provide care for a fixed rate based on the number of health care plan members, regardless of the amount of care required. To the extent that health care plan members require more care than anticipated, the capitation rate received may be insufficient to cover the costs associated with the provided services. The Company would, directly or indirectly, be forced to absorb some of these excess costs, which could have a material adverse effect on the Company's revenues and net earnings.

     Operating Margins. There can be no assurance that the Company will be able to maintain its historical operating margins in its dialysis business. The Company's costs are subject to continuing increases as a result of rising labor and supply costs, opening and start-up expenses for new dialysis centers, the development of new managed care products and general inflation. At the same time, reimbursement rates for dialysis treatments, from both public and private payers, depend on a number of factors and may remain flat or be reduced, as many payers are seeking to reduce the amounts paid for dialysis services. The Company is attempting to improve operating margins through increased productivity and various cost containment programs; however, there can be no assurance that its operating margins will not decline in the future.

     VSP has a limited operating history and to date has not been profitable. The specialty network and physician practice management business is rapidly evolving, and there can be no assurance that VSP will ever achieve profitability. In addition, even if planned operating margins are achieved, the Company believes that they will be significantly lower than those in its historical dialysis business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Limitations on Growth. The dialysis industry is highly competitive with respect to the acquisition of existing dialysis facilities and the recruitment of Medical Directors for new centers. In the past two years, acquisition prices and the competition for Medical Directors and new facilities have increased. To the extent that the Company is unable to acquire existing dialysis facilities economically, to develop facilities profitably or to recruit Medical Directors to operate its facilities, its ability to expand its dialysis business and maintain earnings per share growth and return on total capital would be adversely impacted.

     The Company intends to expand VSP significantly through the acquisition and development of related businesses, primarily specialty physician networks and practices. This expansion will require significant capital commitments. The Company is incurring expenditures to develop its infrastructure and systems for VSP in anticipation of significant growth. To the extent VSP's operations do not expand as planned and the Company does not realize revenues sufficient to offset such increased expenses, the Company's operating margins will be adversely affected and VSP may experience delays in attaining profitability or may never become financially viable. Further, VSP may not realize revenue and operating margins as predictable as those historically provided by VRC.

     Certain companies, some of which have longer operating histories and greater financial resources than those of VSP, are providing services similar to those that VSP is providing or pursuing. VSP may be forced to compete with these entities for acquisitions, network and management contracts and, in some cases, the employment of practice physicians. There can be no assurance that VSP will be able to compete effectively with such competitors, that additional competitors will not enter VSP's markets, or that such competition will not make it more difficult to expand in such markets on terms beneficial to VSP. See "Business -- Competition."

     Limited Operating History of VSP and Integration of Operations. Since February 1996, VSP has grown aggressively, principally through acquisitions. VSP will continue to pursue an aggressive growth strategy that includes both acquisitions and the marketing of network services to payers ("Development Activities"). VSP negotiates payer contracts to provide specialty physician care, then acquires or develops specialty physician networks to service the contracts and in some instances acquires physician practices. The process of obtaining payer contracts, acquiring or establishing appropriate networks, and developing management services, administrative organizations, facilities, management information systems and other aspects of operations, while managing a larger and geographically expanded entity, presents a significant challenge to the management of Vivra and VSP, and there can be no assurance that the Company will be successful in these efforts. The dedication of management resources to such integration may detract attention from the day-to-day operations of Vivra and VRC. The difficulties of integration may be increased by the necessity of coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. There can be no assurance that there will not be substantial unanticipated costs associated with such activities or that there will not be other material adverse effects of these Development Activities. See "Business -- Vivra Specialty Partners."

     Dependence on Key Personnel and Physicians. The Company is dependent on certain key senior management personnel, the loss of any of whom could have an adverse effect on the Company's business. In addition, the Company will need to continue to attract and retain highly skilled health care executives, the competition for whom is intense.

     The Company's dialysis facilities depend upon their Medical Directors and to a lesser extent local nephrologists and other physicians for referrals of ESRD patients for treatment. As is generally true in the dialysis industry, at each facility one or a few physicians account for all or a substantial portion of the patient base. The loss of one or more key physicians at a particular facility could have a material adverse effect on the operations of that facility, and the loss of a significant number of physicians could adversely affect the Company's overall operations.

     VSP is dependent upon its affiliations with physicians. Moreover, the Company believes that its future success will be dependent largely on its ability to attract and retain qualified physicians. VSP has entered into management, provider and/or employment agreements with physicians, a significant number of whom have the right to terminate their contracts with limited or no notice. In the event that a significant number of such physicians terminate their contracts or become unable or unwilling to continue in their roles, the Company's revenues and net earnings could be materially and adversely affected.

     Governmental Regulation. The Company is subject to extensive federal and state regulation regarding, among other things, fraud and abuse, health and safety, environmental compliance and toxic waste disposal.

     The illegal remuneration provisions of the Social Security Act and similar state laws impose civil and criminal sanctions. These sanctions include disqualification from participation in the Medicare and Medicaid programs for persons who solicit, offer, receive or pay any remuneration, directly or indirectly, for referring a patient for treatment which is paid for in whole or in part by Medicare and Medicaid or for otherwise generating revenues reimbursed by either of these programs. In July 1991 and in November 1992, the federal government published final regulations that provide exceptions or "safe harbors" from the illegal remuneration prohibitions for certain business transactions. Transactions that satisfy the criteria under the applicable safe harbors are deemed not to violate the illegal remuneration provisions. The Company seeks to comply with the safe harbors where possible. Due to the breadth of the statutory provisions and the absence in certain instances of regulations or court decisions addressing many of the specific arrangements by which the Company conducts its business, it is possible that the Company's practices might be challenged under these laws. The Office of Inspector General (the "OIG") of the Department of Health and Human Services ("HHS") has previously published warnings that it believes two practices common in the dialysis services industry may violate certain statutory provisions. The Company believes that it has a reasonable basis for continuing practices which the OIG may regard as within the scope of the OIG's warnings and that, if challenged by the OIG, it could defend these practices. However, there can be no assurance that the Company will not be required to change one or more of these practices or be subject to sanctions. The Company's revenues and net earnings would be adversely affected as a result of any such change or sanctions. The Company has never been challenged under these statutes, however, and believes it complies in all material respects with these and all other applicable laws and regulations.

     Under both the Omnibus Budget Reconciliation Act of 1993 ("Stark II") and certain state legislation, it is unlawful for a physician to refer patients for certain designated health services to an entity with which the physician has a financial relationship. The Company believes that the language and history of Stark II indicate that Congress did not intend to include dialysis services and certain services and items provided incident to dialysis services within the legislative prohibition. However, certain services, including prescription drugs, clinical laboratory services and parenteral and enteral nutrients, equipment, and supplies, even when provided in conjunction with dialysis services, could be construed as designated health services within the meaning of Stark II. Due to the breadth of the statutory provisions and the absence of regulations or court decisions addressing the specific arrangements by which the Company conducts its business, it is possible that certain of the Company's practices might be challenged under these laws which could result in civil penalties, including exclusion or suspension of the Company from future participation in Medicare and Medicaid programs, and substantial fines. Although there can be no assurance, the Company believes that if Stark II is interpreted to apply to the Company's operations, the Company will be able to bring its financial relationships with referring physicians into material compliance under the provisions of Stark II, including relevant exceptions. If Stark II is broadly interpreted by HCFA to apply to the Company and the Company cannot achieve material compliance, it could have a material adverse effect on the Company's revenues and net earnings.

     The health care industry and physicians' medical practices are highly regulated at the federal and state levels. Because of the uniqueness of the structure of the relationships between the Company and the physician groups and its networks and the nature of the Company's business, there can be no assurance that review of the Company's business by courts or health care, tax, labor and other regulatory authorities will not result in determinations or actions, including decertification or disqualification from eligibility to receive reimbursement from Medicare or Medicaid, that could adversely affect the operations of the Company or that the health care regulatory environment will not change in a manner that would restrict the Company's existing operations or limit the expansion of the Company's business or otherwise adversely affect the Company. Many state laws restrict the unlicensed practice of medicine, the splitting or sharing of fees with non-physician entities and the enforcement of non-competition agreements. Increased attention has been devoted to the application of federal and state antitrust laws to physician networks and provider agreements. For example, federal law prohibits conduct that may result in price-fixing or other anticompetitive conduct. Although management of the Company believes the operations of the Company are in material compliance with existing law, there can be no assurance that the Company's existing agreements with its physicians, including service agreements or network agreements, will not be successfully challenged. See "Business -- Governmental Regulation."

     Intradialytic Parenteral Nutrition Therapy Reimbursement. Intradialytic parenteral nutrition ("IDPN") therapy is a nutritional supplement administered during dialysis to patients suffering from nutritional deficiencies. In early 1993, HCFA designated four durable medical equipment regional carriers (the "DMERCs") to process reimbursement claims for IDPN therapy. To date, these DMERCs have denied most claims and the Company is currently appealing these denied claims. HCFA is currently reviewing the DMERCs' position with respect to medical policy and claims reimbursement. The final outcome of this review is uncertain and may ultimately affect the number of patients eligible to receive reimbursement for IDPN therapy. Patients receiving IDPN therapy prior to the DMERCs' designation are "grandfathered" under the prior carriers' medical policies and continue to be eligible for reimbursement. Since May 1995 and based upon the continued uncertainty with respect to reimbursement for services provided, the Company has limited administration of this therapy only to patients who have been grandfathered or have private insurance.

     National Health Care Reform. There is significant national concern today about the availability and rising cost of health care in the United States. It is anticipated that new federal and/or state legislation will be passed and regulations adopted to attempt to provide broader and better health care coverage and to manage and contain its cost. The Company is unable to predict the content of any legislation or what, if any, changes may occur in the method and rates of its Medicare and Medicaid reimbursement or in other government regulations that may affect its businesses, or, whether such changes, if made, will have a material adverse effect on its revenues and net earnings.

     Possible Volatility of Stock Price. There has been volatility in the market price of securities of health care companies. Future announcements concerning the Company or its competitors, including government regulations, reimbursement changes, litigation, or other developments, as well as changes in, or the failure by the Company to meet, estimates of securities analysts, may have a significant impact on the market price of the Company's Common Stock. In addition, broad market fluctuations and general economic or political conditions may adversely affect the market price of the Company's Common Stock, regardless of the Company's actual performance. See "Business -- Competition" and "-- Governmental Regulation."

     Anti-Takeover Provisions. The Company's Restated Certificate of Incorporation and the Delaware General Corporation Law (the "General Corporation Law") contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of the Company, even when these attempts may be in the best interest of stockholders. The General Corporation Law also imposes conditions on certain business combination transactions with "interested stockholders" (as defined therein). In addition, the Company has issued to its holders of Common Stock, pursuant to a stockholders rights plan, rights that will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors. See "Description of Capital Stock."

                          PRICE RANGE OF COMMON STOCK

     The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "V." The following table sets forth, for the periods indicated, high and low reported last sale prices for the Company's Common Stock on the NYSE Composite Tape, giving effect to a 3-for-2 stock split effective as of November 22, 1995.

                                                                            COMMON STOCK
                                                                               PRICE
                                                                           --------------
                                                                           HIGH       LOW
                                                                           ----       ---
    YEAR ENDED NOVEMBER 30, 1994:
      First quarter......................................................  $ 17 1/3    $13 1/8
      Second quarter.....................................................    17 3/4     15 1/8
      Third quarter......................................................    17 1/8     15 1/8
      Fourth quarter.....................................................    19 2/3     17
    YEAR ENDED NOVEMBER 30, 1995:
      First quarter......................................................  $ 21 7/8    $17 3/4
      Second quarter.....................................................    23 7/8     18 1/3
      Third quarter......................................................    22 1/8     17 3/4
      Fourth quarter.....................................................    23 3/8     21 11/64
    YEAR ENDING NOVEMBER 30, 1996:
      First quarter......................................................  $ 30 1/2    $22 3/4
      Second quarter.....................................................    35 3/8     26 3/4
      Third quarter (through June 20, 1996)..............................    34 7/8     32 1/4

     On June 20, 1996, the reported last sale price of the Company's Common Stock on the New York Stock Exchange was $32.25 per share. As of June 1, 1996, there were approximately 1,790 holders of record of the Company's Common Stock.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends. The Board of Directors does not presently intend to pay regular cash dividends on the Common Stock. The payment of future dividends will be dependent upon the earnings, capital requirements and financial condition of the Company and such other business and economic factors as the Board of Directors considers relevant.

               SELECTED SUPPLEMENTAL CONSOLIDATED FINANCIAL DATA

     The following table summarizes certain selected supplemental consolidated financial data of the Company and its subsidiaries. The selected supplemental consolidated financial data as of and for each of the three fiscal years ended November 30, 1995 and as of February 29, 1996 and for the three months ended February 28, 1995 and February 29, 1996 have been restated to include the financial results of business combinations with Orthonet, Inc., which was completed in February 1996, and Brennan, Martell and Mirmelli, M.D.'s, P.A., Allergy & Asthma Institute of South Florida, P.A. and Kidney Centers of Charleston, Inc., which were completed in May 1996. Each of the transactions was accounted for as a pooling-of-interests. Such transactions did not constitute "significant business combinations" within the meaning of the rules of the Commission. The selected supplemental consolidated financial data as of November 30, 1994 and 1995, and for each of the years in the three-year period ended November 30, 1995, are derived from the supplemental consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors, which are included elsewhere in this Prospectus. The selected supplemental consolidated financial data as of November 30, 1993 are derived from consolidated financial statements not included in this Prospectus.
The selected supplemental consolidated financial data as of February 29, 1996 and for the three months ended February 28, 1995 and February 29, 1996 are derived from unaudited supplemental consolidated financial statements which are included elsewhere in this Prospectus. The unaudited supplemental consolidated financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the three months ended February 29, 1996 are not necessarily indicative of the results that may be expected for the entire fiscal year ending November 30, 1996 or future periods. The data presented below should be read in conjunction with the Supplemental Consolidated Financial Statements and Notes thereto and other financial information included elsewhere in or incorporated by reference into this Prospectus.

                                                                                                          THREE MONTHS ENDED
                                                                        YEAR ENDED NOVEMBER 30,       ---------------------------
                                                                     ------------------------------   FEBRUARY 28,   FEBRUARY 29,
                                                                       1993       1994       1995         1995           1996
                                                                     --------   --------   --------   ------------   ------------
                                                                                 (In thousands, except per share data)
STATEMENT OF EARNINGS DATA:
  Operating revenues...............................................  $228,002   $297,399   $366,516     $ 87,214       $106,613
  Other income.....................................................     1,235      1,891      5,221          687          1,878
                                                                     --------   --------   --------      -------       --------
  Total revenues...................................................   229,237    299,290    371,737       87,901        108,491
  Costs and expenses:
    Operating......................................................   156,507    198,039    250,663       58,503         76,665
    General and administrative.....................................    22,686     40,200     46,430       12,501         10,627
    Depreciation...................................................     7,344      9,712     10,978        2,440          3,122
    Interest.......................................................       945        571        444          203             42
                                                                     --------   --------   --------      -------       --------
  Total costs and expenses.........................................   187,482    248,522    308,515       73,647         90,456
                                                                     --------   --------   --------      -------       --------
  Earnings from continuing operations, before minority interest and
    income taxes...................................................    41,755     50,768     63,222       14,254         18,035
  Minority interest................................................        --        (10)       (95)         (22)           (10)
                                                                     --------   --------   --------      -------       --------
  Earnings from continuing operations, before income taxes.........    41,755     50,758     63,127       14,232         18,025
  Income taxes.....................................................    17,537     20,811     24,599        5,546          6,811
                                                                     --------   --------   --------      -------       --------
  Net earnings from continuing operations..........................    24,218     29,947     38,528        8,686         11,214
  Earnings from discontinued operations, less applicable taxes.....       554         --         --           --             --
  Gain on sale of discontinued operations, less applicable taxes...        --        697         --           --             --
                                                                     --------   --------   --------      -------       --------
  Net earnings.....................................................  $ 24,772   $ 30,644   $ 38,528     $  8,686       $ 11,214
                                                                     ========   ========   ========      =======       ========
  Earnings per share from continuing operations....................  $   0.77   $   0.93   $   1.06     $   0.26       $   0.29
  Weighted average shares outstanding..............................    31,257     32,111     36,474       33,394         38,256

                                                                                         NOVEMBER 30,
                                                                              ----------------------------------     FEBRUARY 29,
                                                                                1993         1994         1995           1996
                                                                              --------     --------     --------     ------------
BALANCE SHEET DATA:
  Working capital...........................................................  $ 89,785     $ 98,407     $132,706       $139,952
  Total assets..............................................................   211,304      280,725      408,226        427,107
  Long-term obligations.....................................................     5,183        5,403        1,840          1,527
  Stockholders' equity......................................................   173,880      213,672      345,574        359,097

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     When used in this discussion, the words "estimate," "project" and similar expressions are intended to identify forward-looking statements. Such statements, which include statements concerning capital and acquisition expenditures, are subject to certain risks and uncertainties, including those discussed below and under "Risk Factors," that could cause actual results to differ materially from those projected. These forward-looking statements speak only as of the date hereof. The following discussion should be read in conjunction with the Supplemental Consolidated Financial Statements and related Notes included elsewhere in this Prospectus.

RESULTS OF OPERATIONS

     The Company consists of two operating units, Vivra Renal Care and Vivra Specialty Partners. Vivra Renal Care consists of dialysis and specialty pharmacy services. Vivra Specialty Partners provides specialty care through its networks and practices in asthma/allergy, cardiology, diabetes, dialysis/nephrology, ENT, OB/GYN and orthopedics. During 1995, the Company sold and discontinued its Other Services segment, which consisted of the ambulatory surgery, rehabilitation therapy and primary care physician practice management businesses.

  Three Months Ended February 29, 1996 Compared with Three Months
  Ended February 28, 1995

     As compared to the three months ended February 28, 1995, revenues increased $20.6 million, or 23.4%; costs and expenses increased $16.8 million, or 22.8%; and earnings from continuing operations before taxes increased $3.8 million, or 26.7%. In total, net earnings for the period increased $2.5 million to $11.2 million, or 29.1%.

     Operating revenues increased $19.4 million, or 22.2%, to $106.6 million. Revenues from Vivra Renal Care increased $17.7 million to $89.3 million, or 24.7%; Vivra Specialty Partners increased $11.8 million to $17.3 million; and Other Services decreased $10.1 million. The increase in revenues from Vivra Renal Care was attributable to the growth in the number of treatments provided and growth in the administration of EPO prescribed for dialysis patients suffering from anemia. Treatments grew 30.2% from 331,948 to 432,326 as a result, in part, of the net addition of 47 centers. For the first quarter of 1996, revenues from EPO were $18.1 million, compared to $11.6 million in the prior year, a 56.0% increase. This growth was due to an increase in the number of patients receiving EPO and in the average size of dosages. The increase in revenues from Vivra Specialty Partners was due to the addition of the OB/GYN, cardiology and orthopedics specialties after the first quarter of 1995 and growth in the asthma/allergy specialty. The decrease in Other Services revenues was a direct result of the sale and discontinuation of the Company's ambulatory surgery center, rehabilitation therapy and primary care physician practice management businesses in 1995. Other income of $1.9 million included interest earned on tax-free marketable securities and a gain from the sale of available-for-sale marketable investments.

     Operating costs increased $18.2 million, or 31.0%, to $76.7 million. Vivra Renal Care operating costs increased $14.1 million to $62.0 million, or 29.4%; Vivra Specialty Partners increased $10.6 million to $14.7 million; and Other Services decreased $6.5 million. The increase in Vivra Renal Care operating costs was due to the increased volume of dialysis business, expenses associated with the operation of newly developed dialysis centers and the cost of the administration of EPO. Vivra Specialty Partners operating costs increased due to the addition of the OB/GYN, cardiology and orthopedics specialties after the first quarter of 1995 and growth in the asthma/allergy specialty. Operating costs of Other Services decreased as a result of the sale of the ambulatory surgery, rehabilitation therapy and primary care physician practice management businesses in 1995. General and administrative expenses decreased $1.9 million to $10.6 million, or a decrease of 15.0%. General and administrative expenses decreased primarily as a result of the sale and discontinuation of the Other Services segment businesses. These businesses incurred $3.4 million in general and administrative expenses during the first quarter of 1995. Depreciation increased $0.7 million, or 28.0%, to $3.1 million, due to an increase in depreciable assets of the dialysis and asthma/allergy businesses.

     The effective tax rate for the period was 37.8% of earnings before income taxes, compared with 39.0% a year earlier. This decrease was due, in large part, to the Company's cash assets being invested in tax-free marketable securities, which had the effect of lowering the overall tax rate.

  1995 Compared with 1994

     For fiscal 1995 as compared to fiscal 1994, revenues increased $72.4 million, or 24.2%; costs and expenses increased $60.0 million, or 24.1%; and earnings from continuing operations before taxes increased $12.4 million, or 24.4%. In total, net earnings for the year increased $7.9 million to $38.5 million, or 25.7% compared to 1994.

     Operating revenues increased $69.1 million, or 23.2%, to $366.5 million. Revenues from Vivra Renal Care increased $50.8 million to $310.8 million, or 19.5%; Vivra Specialty Partners increased $21.4 million to $31.7 million; and Other Services decreased $3.1 million to $24.0 million, an 11.4% decrease. The increase in revenues from Vivra Renal Care was attributable to the growth in the number of treatments provided and growth in the administration of EPO, prescribed for dialysis patients suffering from anemia. Treatments grew 19.9% from 1,289,200 to 1,545,810 as a result of the net addition of 49 centers. For 1995, revenues from EPO were $56.0 million, compared to $43.5 million in the prior year, a 28.7% increase. This growth was due to an increase in the number of patients receiving EPO and in the average size of dosages. As of November 30, 1995, approximately 85% of the Company's dialysis patients were receiving EPO, compared to 84% in 1994. The increase in revenues from Vivra Specialty Partners was due to the addition of the asthma/allergy specialty as of November 30, 1994, the growth in diabetes services and the addition of various specialty networks during the year. The decrease in Other Services revenues was a direct result of the sale of the Company's ambulatory surgery center and rehabilitation therapy businesses in May and July 1995, respectively. Other income of $5.2 million, included a $2.2 million gain from the disposition of the Company's ambulatory surgery center business, a $2.0 million gain from the sale of the Company's rehabilitation therapy business, $2.3 million of charges related to the wind-down, sale and discontinuation of the Company's primary care physician practice management business and a $1.0 million write-down as a result of the pending sale of the Vivra Renal Care corporate office building. In addition, other income included $4.3 million of interest earned on tax-free marketable securities.

     Operating costs increased $52.7 million, or 26.6%, to $250.7 million. Vivra Renal Care operating costs increased $38.3 million to $211.5 million, or 22.1%; Vivra Specialty Partners increased $18.0 million to $23.9 million; and Other Services decreased $3.6 million to $15.3 million, a 19.0% decrease. The increase in Vivra Renal Care operating costs was due to the increased volume of dialysis business, expenses associated with the operation of newly developed dialysis centers and the cost of the administration of EPO. Vivra Specialty Partners operating costs increased due to the growth in diabetes services and the additions of the ENT, asthma/allergy and cardiology specialties. Operating costs of Other Services decreased as a result of the sale of the ambulatory surgery and rehabilitation therapy businesses in 1995. General and administrative expenses increased $6.2 million to $46.4 million, or 15.5%. These expenses include $3.1 million of non-recurring items consisting of a $1.1 million reserve taken for intradialytic parenteral nutrition therapy accounts receivable, $1.6 million for severance and compensation, relocation and termination expenses and $450,000 for other charges. Furthermore, general and administrative expenses increased as a result of the addition of the asthma/allergy product. In total, general and administrative expenses decreased to 12.7% of total operating revenues for 1995, as compared to 13.5% in 1994. Depreciation increased $1.3 million, or 13.0%, to $11.0 million, due to an increase in depreciable assets of the dialysis business and the ambulatory surgery business prior to the sale of the business in May 1995.

     The effective tax rate for 1995 was 39.0% of earnings before income taxes, compared with 41.0% a year earlier. This decrease was due, in large part, to the Company's cash assets being invested in tax-free marketable securities, which had the effect of lowering the overall tax rate.

  1994 Compared with 1993

     For fiscal 1994 as compared to fiscal 1993, revenues increased $70.1 million, or 30.6%; costs and expenses increased $61.0 million, or 32.6%; earnings from continuing operations before taxes increased $9.0 million, or 21.6%; and net earnings from continuing operations increased $5.7 million, or 23.7%. In addition, during fiscal 1994, the Company recorded a gain of $697,000, after applicable taxes, on the sale of its home health care nursing business. Accordingly, the results of operations for this business are shown separately as discontinued operations for the year ended November 30, 1993 in the Supplemental Consolidated Statement of Earnings, restated for comparative purposes. In total, net earnings for the year increased $5.9 million to $30.6 million, or 23.7% compared to 1993.

     Operating revenues increased $69.4 million, or 30.4%, to $297.4 million. Revenues from Vivra Renal Care increased $46.7 million to $260.0 million, or 21.9%; Vivra Specialty Partners increased $1.9 million to $10.3 million, or 21.9%; and Other Services increased $20.9 million to $27.1 million, a 335.4% increase. The increase in revenues from Vivra Renal Care was attributable to a 15.5% increase in the number of treatments from 1,116,199 to 1,289,200 as a result of the net addition of 12 centers and improved patient census. An improvement in the payer mix, revenues from the administration of EPO and other ancillary services also contributed to the increase in dialysis revenues. For 1994, revenues from EPO were $43.5 million, compared to $35.1 million in the prior year, a 23.9% increase. This growth was due to an increase in the number of patients receiving EPO and in the average size of dosages. As of November 30, 1994, approximately 84% of the Company's dialysis patients were receiving EPO, compared to 82% in 1993. The increase in revenues from Vivra Specialty Partners was due to the growth in diabetes services. The increase in Other Services revenues primarily reflects the acquisition and growth of the rehabilitation therapy business, and the addition of new ambulatory surgery centers. Other income, from interest earned on short-term investments, increased $656,000 to $1.9 million, or 53.1%, as a result of increased cash balances.

     Operating costs increased $41.5 million, or 26.5%, to $198.0 million. Vivra Renal Care operating costs increased $24.8 million to $173.2 million, or 16.7%; Vivra Specialty Partners increased $800,000 to $5.9 million, or 15.7%; and Other Services increased $15.9 million to $18.9 million, or 530.0%. The increase in Vivra Renal Care operating costs was due to the increased volume of dialysis business, expenses associated with the operation of newly developed dialysis centers, the cost of the administration of EPO and higher labor and supply costs. Vivra Specialty Partners operating costs increased due to the growth in diabetes services. Operating costs of Other Services increased as a result of the acquisition and growth of the rehabilitation therapy businesses, the addition of new ambulatory surgery centers and the start-up of the primary care physician practice management business. General and administrative expenses increased $17.5 million to $40.2 million, or 77.2%, as a result of an increased volume of business, the addition of the rehabilitation therapy business, increased goodwill incurred as a result of acquisitions made during the past year, costs associated with the development of the ambulatory surgery and specialty pharmacy businesses, the development of new managed care products and increased incentive compensation expense. Depreciation increased $2.4 million, or 32.2%, to $9.7 million, due to an increase in depreciable assets of the dialysis and ambulatory surgery businesses.

     As a result of revenues increasing less rapidly than costs and expenses, earnings from continuing operations before taxes as a percentage of revenues decreased to 17.0% compared to 18.2% in 1993. Overall, net earnings from continuing operations increased $5.7 million, or 23.7%, as a result of increased revenues, despite a slight decline in before-tax earnings margins.

     The effective tax rate for 1994 was 41.0% of earnings before income taxes, compared with 42.0% a year earlier.

LIQUIDITY AND CAPITAL RESOURCES

     The Company requires capital for the acquisition and development of dialysis facilities, including the purchase of property, plant and equipment, and the acquisition and development of its new specialty practices. Acquisition expenditures for fiscal 1995 and 1994 were $84.6 million, consisting of $66.7 million in cash and 848,391 shares of the Company's Common Stock, and $18.6 million, consisting of $9.2 million in cash and 596,422 shares of the Company's Common Stock, respectively. For the three months ended February 29, 1996, acquisition expenditures consisted of $1.0 million in cash and 585,419 shares of Common Stock. Routine capital expenditures were $8.2 million, $28.9 million and $20.8 million for the three months ended February 29, 1996 and fiscal 1995 and 1994, respectively.

     Cash flow from operations was $16.4 million and $10.4 million for the three months ended February 29, 1996 and February 28, 1995, respectively. Cash flow from financing activities decreased by $59.6 million to $2.0 million at February 29, 1996. This decrease was primarily the result of the Company's February 1995 public offering in which the Company sold 2,992,500 shares of Common Stock and received net proceeds of $59.8 million. The Company's working capital increased by $7.3 million to $140.0 million at February 29, 1996, from $132.7 million at November 30, 1995.

     Cash flow from operations was $24.5 million and $44.0 million, for fiscal 1995 and 1994, respectively. The decrease of $19.5 million was primarily attributable to the Company funding increases in accounts receivable of $16.2 million. The increases in accounts receivable reflect growth in the Company's business operations and, beginning in 1994, a sharp reduction in IDPN claims approved for payment. Cash flow from financing activities increased by $64.5 million to $71.4 million in fiscal 1995. This increase was primarily the result of the Company's February 1995 public offering. The Company's working capital increased by $34.3 million to $132.7 million at November 30, 1995, from $98.4 million at November 30, 1994.

     For the remainder of fiscal 1996, the Company currently plans to continue to acquire and develop new dialysis facilities and expand its specialty network. The Company expects that its capital and acquisition expenditures for fiscal 1996 will exceed expenditures for fiscal 1995. To the extent the Company is able to identify significant attractive investment opportunities, such expenditures could exceed $150 million. The Company believes that cash generated from operations, available cash, the ability to issue Common Stock for acquisitions and other financing sources will be adequate to meet the Company's planned capital expenditure, acquisition and development and liquidity needs through fiscal 1996.

INFLATION AND CHANGES IN PRICES

     Approximately 72%, 70%, 70% and 66% of the Company's dialysis revenues in the three months ended February 29, 1996 and February 28, 1995 and fiscal 1995 and 1994, respectively, were funded by Medicare and Medicaid, at an average rate of $126 per dialysis treatment, before ancillary services. Despite periods of significant inflation, the Medicare and Medicaid reimbursement rate has remained relatively constant since 1983. The Company is unable to predict what, if any, future changes may occur in the reimbursement rate and, if made, whether such changes will help alleviate or increase inflationary pressures on the Company's margins.

     The balance of dialysis revenues, which are paid at rates significantly in excess of Medicare and Medicaid, represented 28% of revenues in three months ended February 29, 1996 compared to 30% in the three months ended February 28, 1995 and 30% of revenues in fiscal 1995 compared to 34% in fiscal 1994. The decline in revenues from these sources was due to the April 24, 1995 clarification of the government's original interpretation of an amendment to the Social Security Act contained in the Omnibus Budget Reconciliation Act of 1993 ("OBRA 93"). OBRA 93 established rules for determining whether Medicare or an Employer Group Health Plan ("EGHP") should be the primary payer when beneficiaries who are eligible for or entitled to Medicare on the basis of ESRD are also entitled to Medicare on the basis of age or disability. HCFA originally required EGHPs to be the primary payer during the benefits coordination period when a patient had dual entitlement. However, on April 24, 1995, HCFA revised its interpretation of this statute to make Medicare the primary payer in cases where a patient would otherwise be eligible for Medicare coverage prior to the patient's ESRD diagnosis or when the patient's EGHP was intended to be supplemental. On June 6, 1995, the United States District Court for the District of Columbia issued a preliminary injunction precluding HCFA from implementing its revised interpretation for services furnished between August 10, 1993 and April 24, 1995. In the event this preliminary injunction is not upheld, the Company may be required to refund amounts paid by commercial payers and bill Medicare as the primary payer for those patients whose Medicare eligibility preceded their eligibility due to ESRD. Furthermore, any restriction or reduction of the Company's ability to charge rates in excess of those paid by Medicare and Medicaid would have a significant negative effect on the Company's revenues and earnings.

                                    BUSINESS

     Vivra is a specialty care company. The Company's business strategy is to compete in specialties/disease states where Vivra can demonstrably deliver differentiated care to high-cost patient populations. The Company provides services through Vivra Renal Care ("VRC") and Vivra Specialty Partners ("VSP"). VRC is the second largest provider of dialysis services in the United States and, as of May 31, 1996, had approximately 13,000 patients at 229 centers in 27 states and the District of Columbia. VSP provides physician network and disease management services to entities responsible for coordinating health care for a patient population, principally managed care organizations. VSP coordinates care in multiple specialties, including asthma/allergy, cardiology, diabetes, dialysis/nephrology, ENT, obstetrics/gynecology and orthopedics. In these specialties VSP currently provides services through 25 contracts held by its 18 different networks and also owns 29 specialty practices with 47 physicians and manages one additional specialty practice with 15 physicians.

VIVRA RENAL CARE

  Industry Overview

     End-Stage Renal Disease. ESRD is the state of advanced renal impairment that is irreversible and fatal without treatment. According to HCFA, the number of patients who require chronic dialysis services grew from approximately 66,000 in 1982 to approximately 187,000 in 1994, representing a compound annual growth rate of 9%. VRC attributes the continuing growth in the number of ESRD patients principally to the aging of the general population, demographic trends and medical advances resulting in increased life expectancy of patients with hypertension, diabetes and other illnesses that lead to ESRD. Additionally, management believes improved technology has enabled older patients and those who previously could not tolerate dialysis due to other illnesses to benefit from this life-prolonging treatment. Qualified patients with ESRD have been entitled since 1973 to Medicare benefits regardless of age or financial circumstances.

     Treatment Options for ESRD. Treatment options for ESRD include hemodialysis, peritoneal dialysis and kidney transplant surgery. HCFA estimates that, as of December 31, 1994, 82% of the ESRD patients in the United States were receiving hemodialysis treatment in outpatient facilities. The remaining 18% were treated in the home or in the hospital as inpatients. Patients treated in the home are monitored by a designated outpatient facility or qualified physician's office.

     Hemodialysis uses an artificial kidney, called a dialyzer, to remove certain toxins, fluid and salt from the patient's blood, and a machine to control external blood flow and to monitor certain vital signs of the patient. Typically dialysis for the chronic patient is performed three times per week, for approximately four hours per treatment, and continues for the patient's lifetime.

     Peritoneal dialysis is generally performed by the patient at home. The most common methods are continuous ambulatory peritoneal dialysis ("CAPD") and continuous cycling peritoneal dialysis ("CCPD"). Peritoneal dialysis offers patients an improved lifestyle, but is limited in application by a higher incidence of infection. Both CAPD and CCPD use the patient's peritoneal (abdominal) cavity to eliminate fluid and toxins from the patient. CCPD uses a mechanical device to cycle dialysis solution while a patient is sleeping.

     An alternative treatment not provided by VRC is kidney transplantation. While this option, when successful, is the most desirable form of therapeutic intervention, the shortage of suitable donors limits the availability of this surgical procedure as a treatment option. In addition, attempts are being made to develop new drugs, medical treatments or artificial kidneys that reduce or eliminate the necessity for dialysis.

  VRC Facilities and Operations

     VRC intends to develop and acquire facilities primarily in existing and contiguous geographic markets and to increase the number of physicians and other sources of patient referrals. However, the dialysis industry is highly competitive and, as a result, VRC may not be able to acquire new dialysis facilities economically. As of May 31, 1996, VRC owned and operated 229 facilities in 27 states and the District of Columbia. The facilities range in size from 6 to 41 stations; the average size is 15 stations. The number of VRC's facilities has increased significantly during the past five years through the acquisition of 51 existing facilities and the development of 56 new facilities, offset by the closure of 12 facilities. As a result of a net increase in facilities, as well as an increase in the number of treatments at existing centers, VRC has increased total treatments provided by 101.1% over the past 5 years. During fiscal 1995, VRC's "same store" patient growth was 6.0%. There can be no assurance that VRC will continue to experience similar growth in the future.

                                  NUMBER OF
                    NUMBER OF     TREATMENTS
FISCAL YEAR END     FACILITIES     PROVIDED
- ---------------     ---------     ----------
      1990             104           664,955
      1991             112           768,743
      1992             128           911,979
      1993             138         1,116,199
      1994             150         1,289,200
      1995             199         1,545,510

     The above table includes total CAPD and CCPD treatments of 48,164, 64,463, 83,579, 114,340, 136,092 and 171,846 in fiscal 1990 through 1995, respectively.

     As of May 31, 1996, VRC's facilities were located as follows: California
(40); Florida (34); Texas and Georgia (20 each); South Carolina (18); Pennsylvania (15); Alabama (14); Virginia (12); North Carolina (7); Louisiana
(6); Maryland (5); District of Columbia (4); Connecticut, Michigan, Missouri, New Jersey, New Mexico, Oklahoma and Oregon (3 each); Arizona, Kansas, Massachusetts and Tennessee (2 each); Colorado, Illinois, Iowa, Ohio and West Virginia (1 each).

     As required by Medicare regulations, each of VRC's facilities is supervised by a Medical Director. VRC's Medical Directors are licensed physicians in private practice who are directly responsible for assuring the quality of patient care. A Unit Administrator, who is generally a registered nurse, supervises the day-to-day operation of each facility and the staff. The staff consists of registered nurses, medical technicians, nurses' aides, a unit clerk, and certain part-time employees, including a social worker, a registered dietitian and a machine repair technician. Each facility is staffed in a manner that allows the number of personnel to be adjusted efficiently according to the number of patients receiving treatment. VRC engages in organized and systematic efforts to measure, maintain and improve the quality of services it delivers. Each of VRC's facilities collects and analyzes quality assurance data which is reviewed regularly by regional and corporate management to continually monitor and improve the standard of care being provided.

     Sources of Dialysis Revenues. VRC estimates that approximately 70% of its dialysis revenues, including revenues for the reimbursement of the administration of EPO, for each of the fiscal years 1991, 1992 and 1993, 66% for fiscal year 1994 and 70% for fiscal 1995, were reimbursements from Medicare and Medicaid under ESRD administered by HCFA and the states. Numerous congressional actions have resulted in changes in the average Medicare reimbursement rate from a fixed fee of $138 per treatment in 1983, to a current average rate of $126. The Medicaid programs are also subject to statutory and regulatory changes that could affect the rate of Medicaid reimbursement. VRC is not able to predict whether and to what extent changes to Medicare and Medicaid reimbursement rates will be made in the future. Any reduction in these reimbursement rates would have material adverse effects on VRC's revenues and net earnings.

     New dialysis patients must wait 90 days after commencement of dialysis treatments to qualify under the Medicare ESRD reimbursement program. Often patients do not have the means or insurance to pay for treatment during this 90-day waiting period. If new patients do have private insurance or belong to an employer group health plan, regulations require such insurance to pay for up to the first 21 months of dialysis treatment before Medicare reimbursement begins. If a secondary carrier such as Medicaid or a private insurer cannot be found, the Company may not be reimbursed for the initial waiting period or the 20% copayment of the ESRD rate which is not paid by Medicare. VRC seeks to assist patients who may not initially have adequate sources of reimbursement or insurance to obtain coverage, if possible.

     Since June 1, 1989, Medicare and Medicaid have provided reimbursement for the administration of EPO to dialysis patients for the treatment of anemia. During fiscal 1994 and 1995, approximately 84% and 85%, respectively, of VRC's dialysis patients received EPO. Revenues from the administration of EPO were approximately $43.5 million and $56.0 million, respectively, or 17% and 18%, respectively, of dialysis revenues, for those periods. Effective January 1, 1994, Medicare and Medicaid reimbursement for the administration of EPO was reduced from $11.00 to $10.00 per 1,000 units. Any further reduction in the reimbursement rate for the administration of EPO would have a negative impact on Vivra's revenues and net earnings. In addition, EPO is produced by a single manufacturer, and any interruption of supply could adversely affect Vivra's revenues and net earnings.

     VRC estimates that approximately 34% of its dialysis revenues for the fiscal year ended 1994 and 30% for 1995, were derived from sources other than Medicare and Medicaid. Of these revenues, the largest portion came from private insurance for chronic dialysis treatments. In general, private insurance reimbursement and reimbursement for treatments performed at acute care hospitals are at rates significantly in excess of Medicare and Medicaid rates. VRC believes that private payers will be required in the future to assume a greater percentage of the costs of dialysis care as the existing federal ESRD program is reviewed by the United States Congress, and as a result, private payers will focus on reducing dialysis payments as their overall dialysis costs increase. In addition, as HMOs and other managed care providers expand, they will have a strong incentive to further reduce the costs of specialty care and will aggressively seek to reduce amounts paid for dialysis. VRC is unable to predict to what extent decreases in these reimbursement rates will be made in the future. Any reduction in the ability of VRC to charge rates that are in excess of those paid by Medicare and Medicaid would have a significant negative effect on the Company's revenues and net earnings. See Note 10 of Notes to Supplemental Consolidated Financial Statements.

     Ancillary Services. In September 1991, the Company established Associated Health Services ("AHS") to provide IDPN pharmacy and support services to its dialysis patients. AHS operates a pharmacy in Southern California and provides IDPN therapy services to dialysis patients in facilities owned by third parties, in addition to VRC's patients.

     In 1996, VRC began development of a dialysis laboratory and concurrently entered into a management agreement with an independent third party to manage the laboratory, which is currently scheduled to begin operations in July 1996. Tests to be performed at the laboratory will include: (i) blood tests which are reimbursed as part of the dialysis composite rate, (ii) blood tests ordered for co-morbidity ESRD conditions (i.e., diseases that are the result of or cause
ESRD) and (iii) general symptom testing.

VIVRA SPECIALTY PARTNERS

     VSP believes that, with the growth of managed care, substantial opportunities may exist to provide network and practice management services related to high-cost specialty care. VSP believes that its physician networks have the ability to effectively manage expenses related to high cost diseases, which account for a significant portion of total medical expenses. In addition, VSP believes that it will have the opportunity to acquire a significant number of specialty practices.

     VSP's strategy is to contract for and manage the delivery of high quality, cost-effective specialty care through organized physician networks. VSP's networks are integrated groups of physicians within the same specialty who are contractually linked to VSP for the purpose of delivering specialty care to patient populations. The networks are typically arranged to provide comprehensive geographic coverage in and across the service area of managed care organizations. VSP provides operating and systems infrastructure, secures managed care contracts and facilitates the care process while providing physicians significant autonomy and the ability to co-govern their financial affairs and generate utilization and practice quality enhancements. VSP has acquired and intends to continue to acquire specialty physician practices which are complementary to its physician networks and where VSP has sub-capitated or case-rate contracts, or where it expects to obtain such contracts. The Company believes that these specialty practices may allow it to develop clinical and management insights to enhance the provision of specialty care.

     VSP currently owns network and/or practices and provides services in the following specialties:

- - Asthma & Allergy             - ENT
- - Cardiology                   - OB/GYN
- - Diabetes                     - Orthopedics
- - Dialysis/Nephrology

     In these specialties, VSP provides services for approximately 3.6 million "Specialty Lives" through 25 contracts held by its 18 different networks. Each health plan member is deemed to have one Specialty Life for each specialty contracted.

     VSP owns 29 specialty practices with 47 physicians and manages one additional specialty practice with 15 physicians. To date, VSP's acquired practices are primarily in asthma/allergy and cardiology. However, the Company intends to acquire practices in the other specialties it serves.

     VSP's network information processing company, Vivra Network Services ("VNS"), provides claims processing and management reporting to VSP's specialty networks. In addition, VNS has contracts with ten third-party specialty networks covering approximately 1.8 million Specialty Lives to provide claims processing and management reporting services.

     VSP intends to continue to aggressively expand through the acquisition and development of related businesses, primarily physician network and practice entities. While this will require significant capital commitments, there can be no guarantee that these new businesses will ever become profitable or obtain financial viability. Further, there can be no assurance that VSP will be able to successfully compete with companies which provide services similar to VSP, some of which have greater financial resources and longer operating histories.

COMPETITION

     VRC. It is estimated that the six largest dialysis providers constitute approximately 40% of the estimated $4 billion outpatient dialysis treatment market. The balance of the market is still fragmented into hospital-based centers and facilities owned by individual nephrologists. Industry consolidation has accelerated as large providers have increased the pace at which they are making acquisitions. As a result, VRC faces competition for the acquisition and development of new centers as well as competition for qualified physicians to act as Medical Directors.

     A primary consideration of a patient or a physician when selecting a dialysis facility is convenience of location for the patient. Other competitive factors include quality of care and service. On occasion, VRC has experienced competition from the establishment of a facility by a former Medical Director.

     VSP. Certain companies, some of which have longer operating histories and greater financial resources than those of VSP, are providing network and management services similar to those that VSP is providing or pursuing. VSP may be forced to compete with these entities for acquisitions, network and management contracts and, in some cases, the employment of practice physicians. There can be no assurance that VSP will be able to compete effectively with such competitors, that additional competitors will not enter VSP's markets, or that such competition will not make it more difficult to expand in such markets on terms beneficial to VSP.

GOVERNMENTAL REGULATION

     General. The Company's operations are subject to extensive governmental regulation at the federal, state and local levels.

     Fraud and Abuse. The Company's operations are subject to the illegal remuneration provisions of the Social Security Act (sometimes referred to as the "anti-kickback" statute) and similar state laws that impose criminal and civil sanctions on persons who knowingly and willfully solicit, offer, receive or pay any remuneration, whether directly or indirectly, in return for, or to induce, the referral of a patient for treatment, or, among other things, the ordering, purchasing, or leasing, of items or services that are paid for in whole or in part by Medicare, Medicaid or similar state programs. Violations of the federal anti-kickback statute are punishable by criminal penalties, including imprisonment, fines and exclusion of the provider from future participation in the Medicare and Medicaid programs. Federal enforcement officials also may attempt to impose civil false claims liability with respect to claims resulting from an anti-kickback violation. If successful, civil penalties could be imposed, including assessments of $2,000 per improper claim for payment plus twice the amount of such claim and suspension from future participation in Medicare and Medicaid programs. Civil suspension for anti-kickback violations also can be imposed through an administrative process, without the imposition of civil monetary penalties. Some state statutes also include criminal penalties. While the federal anti-kickback statute expressly prohibits transactions that have traditionally had criminal implications, such as kickbacks, rebates or bribes for patient referrals, its language has been construed broadly and has not been limited to such obviously wrongful transactions. Court decisions state that, under certain circumstances, the statute is also violated when one purpose (as opposed to the "primary" or a "material" purpose) of a payment is to induce referrals. Congress has frequently considered federal legislation that would expand the federal anti-kickback statute to include the same broad prohibitions regardless of payer source.

     In July 1991 and in November 1992, the Secretary of HHS published regulations that create exceptions or "safe harbors" for certain business transactions. Transactions that satisfy the criteria under the applicable safe harbors will be deemed not to violate the federal anti-kickback statute.

Transactions that do not satisfy all elements of a relevant safe harbor do not necessarily violate the statute, although such transactions would be subject to scrutiny by enforcement agencies. The Company seeks to structure its various business arrangements to satisfy as many safe harbor elements as possible under the circumstances, although many of the Company's arrangements satisfy all of the elements of the relevant safe harbor. Although the Company has never been challenged under the anti-kickback statute and believes it complies in all material respects with this statute and all other applicable related laws and regulations, there can be no assurance that the Company will not be required to change its practices or experience a material adverse effect as a result of any such challenge or any sanction which might be imposed.

     On July 21, 1994, the Secretary of HHS proposed a rule that would modify the original set of safe harbor provisions to give greater clarity to the rulemaking's original intent. The proposed rule would make changes to the safe harbors on personal services and management contracts, small entity investment interests and space rentals, among others. The Company does not believe that the application of these safe harbors to its current arrangements, as set forth above, would change if the proposed rule were adopted in the form proposed. However, the Company cannot predict the outcome of the rulemaking process or whether changes in the safe harbors rule will affect the Company's position with respect to the anti-kickback statute.

     Stark II. Federal law, commonly referred to as Stark II, restricts physician referrals for certain designated health services to entities with which a physician or an immediate family member has a "financial relationship." The entity is prohibited from claiming payment under the Medicare or Medicaid programs for services rendered pursuant to a prohibited referral and is liable for the refund of amounts received pursuant to prohibited claims. The entity also can receive civil penalties of up to $15,000 per improper claim and can be excluded from participation in the Medicare and Medicaid programs. Comparable provisions applicable to clinical laboratory services became effective in 1992. Stark II provisions which may be relevant to the Company became effective on January 1, 1995.

     A "financial relationship" under Stark II is defined as an ownership or investment interest in, or a compensation arrangement between, the physician and the entity. The Company has entered into compensation agreements with its Medical Directors and other referring physicians and some Medical Directors own stock in the Company. The Company is not aware of any family relationship between a Medical Director and staff at its dialysis facilities.

     Stark II includes certain exceptions for compensation arrangements and ownership that satisfy certain criteria. With respect to compensation arrangements, remuneration from an entity pursuant to a personal services compensation arrangement is excepted from Stark II prohibitions if: (i) the arrangement is set out in writing, signed by the parties, and specifies the services covered by the arrangement; (ii) the arrangement covers all of the services to be provided by the physician (or an immediate family member of such physician) to the entity; (iii) the aggregate services contracted for do not exceed those that are reasonable and necessary for the legitimate business purposes of the arrangement; (iv) the term of the arrangement is for at least one year; (v) the compensation to be paid over the term of the arrangement is set in advance, does not exceed fair market value, and is not determined in a manner that takes into account the volume or value of any referrals or other business generated between the parties; (vi) the services to be performed do not involve the counseling or promotion of a business arrangement or other activity that violates any state or federal law; and (vii) the arrangement meets such other requirements that may be imposed pursuant to regulations promulgated by HHS.

     Another Stark II exception for compensation arrangements applies to bona fide employment relationships. This exception can apply to amounts paid by an employer to a physician-employee if: (i) the employment is for identifiable services; (ii) the amount of remuneration is consistent with the fair market value of services and is not determined in a manner that takes into account, directly or indirectly, the volume or value of any referrals by the referring physician; (iii) the remuneration is provided pursuant to an agreement which would be commercially reasonable even if no referrals were made to the employer; and (iv) the employment meets such other standards that HHS may impose to protect against program or patient abuse. In addition, this exception would permit certain types of productivity bonuses based on personal services performed by the physician or an immediate family member.

     Stark II also includes an exception for a physician's ownership or investment interest in shares in an Investment Company or securities listed on an exchange or quoted on NASDAQ which, in either case, meets certain financial criteria.

     State Referral Regulations. Various states have in place or are considering anti-referral statutes which impose requirements on or prohibit certain referrals. The Company could be subject to sanctions and could be required to restructure some or all of its relationships with the referring physicians with whom it contracts for Medical Director and similar services. The consequences of such restructuring, if any, cannot be predicted.

     State Laws Regarding Provision of Medicine and Insurance. The laws of many states prohibit physicians from splitting fees with non-physicians and prohibit non-physician entities from practicing medicine. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. Although the Company believes its operations as currently conducted are in material compliance with existing applicable laws, many aspects of the Company's business operations, including the structure of the relationships between the Company and its medical providers, have not been the subject of state or federal regulatory interpretation. There can be no assurance that review of the Company's business by courts or regulatory authorities will not result in determinations that could adversely affect the operations of the Company or that the health care regulatory environment will not change so as to restrict the Company's existing operations or their expansion.

     Dialysis Segment. With respect to the Company's dialysis operations, the Company must meet various standards relating to, among other things, the management of facilities, personnel, maintenance of proper records, equipment and quality assurance programs. The dialysis facilities are subject to periodic inspection by state agencies and other governmental authorities to determine if the premises, equipment, personnel and patient care meet applicable standards. To receive Medicare reimbursement, the Company's dialysis facilities must be certified by HCFA.

     Any loss by the Company of its various federal certifications, its authorization to participate in the Medicare or Medicaid programs or its licenses under the laws of any state or other governmental authority from which a substantial portion of its revenues is derived, or a change resulting from health care reform reducing dialysis reimbursement or reducing or eliminating coverage for dialysis services, would have a material adverse effect on the Company's business. The health care services industry will continue to be subject to intense regulation at the federal and state levels, the scope and effect of which cannot be predicted. No assurance can be given that the activities of the Company will not be reviewed and challenged or that health care reform will not result in a material adverse change to the Company.

     The conditions for coverage under the Medicare ESRD program mandate that treatment at a dialysis facility be under the general supervision of a Medical Director who is a physician. Generally, the Medical Director must be board eligible or board certified in internal medicine or pediatrics and have had at least 12 months of experience or training in the care of patients at ESRD facilities. The Company has engaged Medical Directors at each of its facilities. The compensation of the Medical Directors and other physicians under contract is separately negotiated and generally depends upon competitive factors in the local market, the physician's professional qualifications and responsibilities and the size and utilization of the facility or relevant program. The aggregate compensation of the Medical Directors and other physicians under contract is generally fixed in advance for periods of one year or more by written agreement and is set to reflect the fair market value of the services rendered. Because in all cases the Company's Medical Directors and the other physicians under contract refer patients to the Company's facilities, the federal anti-kickback statute could apply. However, the Company believes its contractual arrangements with these physicians are in material compliance with the anti-kickback statute. Among the safe harbors promulgated by the Secretary of HHS is one relevant to the Company's arrangements with its Medical Directors and the other physicians under contract. The Company endeavors to enter into agreements with its Medical Directors and other physicians under contracts which satisfy the requirements of the personal services and management contract safe harbor.

     The OIG has published warnings to the dialysis services industry generally that it believes that the industry-wide practices of obtaining discounts on certain laboratory charges and the payment of remuneration for services provided for IDPN therapy at dialysis centers violate the anti-kickback statute in many, if not most, circumstances. The Company believes that it has a reasonable basis for continuing practices which the OIG may regard as within the scope of the warnings and that, if challenged by the OIG, it could defend these practices. However, there can be no assurance that the Company will not be challenged under the statutes or that, whether or not challenged and subject to sanctions, the Company will not be required to change its current practices. Any such change or challenge, including any sanctions, would have an adverse effect on the Company's revenues and net earnings, as well as its competitors that engage in similar practices.

     Stark II may require the Company to restructure certain existing compensation arrangements with its Medical Directors or, in the alternative, to refuse to accept referrals for designated health services from such physicians. Although there can be no assurance, the Company believes that if Stark II is interpreted to apply to the Company's operations, the Company will be able to bring its financial relationships with referring physicians into material compliance with the provisions of Stark II, including relevant exceptions. If the Company cannot achieve such material compliance, and Stark II is broadly interpreted by HHS to apply to the Company, such application of Stark II could have a material adverse effect on the Company. A broad interpretation of Stark II to include dialysis services and items provided incident to dialysis services would apply to the Company's competitors as well.

     For purposes of Stark II, "designated health services" include, among other things: clinical laboratory services; parenteral and enteral nutrients, certain equipment and supplies; prosthetics; orthotics; prosthetic devices; physical and occupational therapy services; outpatient prescription drugs; and inpatient and outpatient hospital services. Dialysis is not a designated health service, and the Company believes that the language and legislative history of Stark II indicate that Congress may not have intended to include the services and items provided incident to dialysis services within the Stark II prohibitions. However, the Company's provision of, or arrangement and assumption of financial responsibility for, outpatient prescription drugs, including EPO and IDPN, clinical laboratory services, facility dialysis services and supplies, home dialysis supplies and equipment, and services to hospital inpatients and outpatients, include services and items which could be construed as designated health services within the meaning of Stark II. Although the Company does not bill Medicare or Medicaid for hospital inpatient and outpatient services, the Company's Medical Directors may request or establish a plan of care that includes dialysis services for hospital inpatients and outpatients that may be considered a referral to the Company within the meaning of Stark II.

     Specialty Care Segment. Most states have laws regulating insurance companies, HMOs and third-party administrators. The Company is not licensed in any state to engage in the insurance, HMO or third-party administrator businesses. As the managed care business evolves, state regulators may begin to scrutinize the practices of, and relationships between, third-party payers, medical service providers and entities providing management and other services to medical service providers with respect to the application of insurance, HMO and third-party administrator laws and regulations. The Company does not believe that its practices in either VRC or VSP, which are consistent with those of other health care companies, would subject it to such laws and regulations. However, given the limited regulatory history with respect to such practices, there can be no assurance that states will not attempt to assert jurisdiction. The Company may be subject to prosecution by state regulatory agencies, and accordingly may be required to change or discontinue certain practices which could have a material adverse effect on the Company.

     Certain of the Company's other operations also receive Medicare and Medicaid reimbursement. While the Company believes that its other operations comply in all material respects with applicable law, there can be no assurance that the Company's other operations will not be subject to challenge or sanctions. Any such challenge or sanctions could have a material adverse effect on the Company's revenues and net earnings.

     In recent years, increased attention has been focused on the application of federal and state antitrust laws to physician networks and provider arrangements. Federal law prohibits conduct that may result in price-fixing or other anticompetitive conduct. Although management of the Company believes the operations of the Company are in material compliance with existing law, there can be no assurance that the Company's existing agreements with its physicians, including service agreements or network agreements, will not be successfully challenged.

     Medicare and Healthcare Reform. Because the Medicare program represents a substantial portion of the federal budget, Congress takes action in almost every legislative session to modify the Medicare program for the purpose of reducing the amounts otherwise payable by the program to health care providers in order to achieve deficit reduction targets, among other reasons. Legislation or regulations may be enacted in the future that may significantly modify the ESRD program or substantially reduce the amount paid for the Company's dialysis or other services. Further, statutes or regulations may be adopted which impose additional requirements in order for the Company to be eligible to participate in the federal and state payment programs. Such new legislation or regulations may adversely affect the Company's business operations.

     Other Regulations. The Company's operations are subject to various state hazardous waste disposal laws. Those laws as currently in effect do not classify most of the waste produced during the provision of dialysis services to be hazardous, although disposal of non-hazardous medical waste is also subject to regulation. OSHA regulations require employers of workers who are occupationally subject to blood or other potentially infectious materials to provide those workers with certain prescribed protections against bloodborne pathogens. The regulatory requirements apply to all health care facilities, including dialysis facilities, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, infection control training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, and engineering and work practice controls. Employers are also required to comply with certain record-keeping requirements. The Company believes it is in material compliance with the foregoing laws and regulations.

     Some states have established certificate of need ("CON") programs regulating the establishment or expansion of health care facilities, including dialysis facilities. The CON laws formerly applicable to freestanding dialysis facilities in seven states in which the Company operates dialysis facilities (Arizona, California, Florida, Louisiana, New Mexico, Texas and Virginia) have been repealed or have lapsed and have not been re-enacted.

     The Company believes it is in material compliance with current applicable laws and regulations. No assurance can be made that in the future the Company's business arrangements, past or present, will not be the subject of an investigation or prosecution by a federal or state governmental authority. Such investigation could result in any, or any combination, of the penalties discussed above depending upon the agency involved in such investigation and prosecution. None of the Company's business arrangements with physicians, vendors, patients or others have been the subject of investigation by any governmental authority. No assurance can be given that the Company's activities will not be reviewed or challenged by regulatory authorities. The Company monitors legislative developments and would seek to restructure a business arrangement if the Company determined that one or more of its business relationships placed it in material noncompliance with such a statute. The health care service industry will continue to be subject to substantial regulation at the federal and state levels, the scope and effect of which cannot be predicted by the Company. Any loss by the Company of its various federal certifications, its authorization to participate in the Medicare and Medicaid programs or its licenses under the laws of any state or other governmental authority from which a substantial portion of its revenues are derived would have a material adverse effect on its business.

INSURANCE

     The Company carries insurance for property damage, public liability and malpractice covering all of its businesses. The public liability and malpractice coverage limits are $40.0 million for each loss occurrence. The all risk property insurance coverage limits are $10.0 million based on replacement cost for each loss occurrence. The loss occurrence limit includes separate annual aggregate sublimits for earthquake and flood damage of $5.0 million for each state. The Company believes that its insurance coverage is adequate.

EMPLOYEES

     As of May 31, 1996, the Company had approximately 4,400 employees. Employees at one of the Company's dialysis facilities (representing less than 1% of total employees) are covered by a union agreement. The Company considers its labor relations to be satisfactory.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning each of the directors, executive officers and significant employees of the Company:

                  NAME                    AGE                       POSITION
- ----------------------------------------  ---     ---------------------------------------------
Kent J. Thiry...........................  40      President, Chief Executive Officer and
                                                  Director
LeAnne M. Zumwalt.......................  37      Chief Financial Officer, Treasurer, Secretary
                                                  and Director
David P. Barry..........................  38      Vice President
Steven C. Bilt..........................  30      Vice President
Ernest A. Blackwelder...................  36      Vice President
Gregory M. Holcomb......................  45      Vice President
Jacob Lazarovic, M.D....................  46      Vice President
Robert A. Prosek........................  51      Vice President
Thomas O. Usilton.......................  44      Vice President
Robert A. Vraciu........................  48      Vice President
Alan R. Hoops...........................  47      Director
David L. Lowe...........................  36      Director
John M. Nehra...........................  47      Director
David G. Connor, M.D....................  55      Director
Richard B. Fontaine.....................  52      Director
Stephen G. Pagliuca.....................  40      Director

     Set forth below is additional information regarding the Company's directors, executive officers and significant employees.

     Kent J. Thiry was appointed President and Chief Executive Officer in September 1992. Prior thereto, Mr. Thiry was President and Co-Chief Executive Officer from April through August 1992, and President and Chief Operating Officer from September 1991 through March 1992. From 1983 to 1991, Mr. Thiry was Consultant, and later Vice President, Director of U.S. Health Care Consulting at Bain & Company in San Francisco, California. Mr. Thiry has been a Director of the Company since 1991. Mr. Thiry is also a director of Summit Medical Systems, Inc.

     LeAnne M. Zumwalt was appointed Chief Financial Officer in May 1996, and Treasurer and Secretary in March 1995. From August 1995 to May 1996, Ms. Zumwalt was Executive Vice President and previously was Vice President, Finance. Prior to 1991, Ms. Zumwalt was Audit Senior Manager at Ernst & Young. Ms. Zumwalt has been a Director of the Company since 1994.

     David P. Barry was appointed Vice President in May 1992. Mr. Barry was appointed President of Vivra Renal Care, Inc., where he is responsible for operations, in August 1995 and was appointed President of Specialty CareAmerica, Inc., where he is responsible for specialty dialysis services, in 1993. From May 1992 to November 1993, Mr. Barry was President of Personal Care Health Services, Inc., a home health care business and former subsidiary of the Company. From 1984 to 1992, Mr. Barry was employed with Homedco, an infusion therapy company, where he was appointed District Manager for California in 1990.

     Steven C. Bilt was appointed Vice President, Finance in July 1995. From 1993 to 1995, Mr. Bilt was Vice President of South Coast Rehabilitation Services, Inc., a provider of rehabilitation services and a majority-owned subsidiary of the Company until July 1995. Prior thereto, Mr. Bilt was an Audit Manager with Ernst & Young.

     Ernest A. Blackwelder was appointed Vice President in November 1994. In August 1995, Mr. Blackwelder was appointed President of Vivra Heart Services, Inc., and in August 1994, was appointed President of Specialty Partners of America, Inc., a subsidiary of the Company, and Surgical Partners of America, Inc. Prior thereto, Mr. Blackwelder was District Manager and Assistant to the President of BMC West Corporation, a building supply company, from 1991 to 1994, and was a consultant specializing in the health care industry with Bain & Company from 1988 to 1991.

     Gregory M. Holcomb was appointed Vice President, Finance in November 1993. Prior thereto, Mr. Holcomb was Director of Finance for the Company.

     Jacob Lazarovic, M.D., was appointed Vice President in October 1995, at which time he was also appointed Vice President of Vivra Specialty Partners, Inc. Prior thereto, Dr. Lazarovic was Regional Medical Director, Southern Region at Blue Cross/Blue Shield of Florida/Health Options from 1988 to 1995.

     Robert A. Prosek was appointed Vice President in December 1994, at which time he was also appointed President of Asthma & Allergy CareAmerica, Inc., a subsidiary of the Company. Prior thereto, Mr. Prosek was President of Allergy Care of America, Inc. in 1994; was President of Care Partners, a health care company, from 1991 to 1993; and was President of PSICOR, a provider of contract clinical services for cardiac surgery, from 1989 to 1991.

     Thomas O. Usilton was appointed Vice President in September 1995, at which time he was also appointed Executive Vice President of Vivra Specialty Partners, Inc. Prior thereto, Mr. Usilton was Chief Executive Officer of Premier Allergy, Inc., which he founded, from 1990 to 1994 and was acquired by the Company in 1994.

     Robert A. Vraciu was appointed Vice President, Diabetes Management Services in September 1995, at which time he was also appointed President of Vivra Health Advantage, a subsidiary of the Company which provides diabetes management services. Prior thereto, Mr. Vraciu was Vice President of Strategic Planning at HealthTrust, Inc.

     Alan R. Hoops, Director of the Company since 1995, has been Chief Executive Officer and Director of PacifiCare Health Systems since 1993, where he was also Chief Operating Officer from 1991 to 1993.

     David L. Lowe, Director of the Company since 1995, has been Chairman and Chief Executive Officer since 1994 of ADAC Laboratories, Inc., a medical imaging and health care information company, where he was Chief Executive Officer from 1992 to 1994, and President from 1988 to 1994.

     John M. Nehra, Director of the Company since 1989, has been Managing General Partner of Catalyst Ventures L.P., a venture capital partnership, since 1989. From 1983 to 1989, Mr. Nehra was Managing Director of Alex. Brown & Sons Incorporated, an investment banking firm, and was responsible for its Capital Markets Group, including health care corporate finance. Mr. Nehra is also a director of Summit Medical Systems, Inc.

     David G. Connor, M.D., Director of the Company since 1989, has been a physician in private practice in Daly City, California since 1973, specializing in nephrology and internal medicine. Dr. Connor has been Medical Director of the Company's dialysis center in Daly City since 1977. From 1986 to 1988, Dr. Connor was President of the Medical Staff of Seton Medical Center, a general acute care hospital in Daly City.

     Richard B. Fontaine, Director of the Company since 1992, has been an independent health care consultant since 1992. Prior thereto, Mr. Fontaine was Senior Vice President of CR&R Incorporated, a waste management company, from 1988 to 1992, and was Vice President, Business Development of Caremark, Inc., a health care company, from 1984 to 1988.

     Stephen G. Pagliuca, Director of the Company since 1992, has been a managing director of Bain Capital, Inc. since May 1993 and a general partner of Bain Venture Capital since 1989, where he founded Information Partners. Mr. Pagliuca also serves as Chairman of the Board of Dade International, Physio-Control International Corporation and Wesley-Jessen Corporation, and director of several other companies including Gartner Group, Coram Healthcare, EduServ Technologies and FTD.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table shows the cash and certain other compensation paid by the Company to the Chief Executive Officer for his service for fiscal 1995, 1994 and 1993, and to each of the four other most highly compensated current executive officers in all executive capacities in which they served during the fiscal years ending November 30, 1995, 1994 and 1993:

                           SUMMARY COMPENSATION TABLE

                                                                           LONG TERM
                                                                         COMPENSATION
                                                                            AWARDS
                                                                          SECURITIES
                                                  ANNUAL COMPENSATION     UNDERLYING       ALL OTHER
                                                  --------------------     OPTIONS/      COMPENSATION
         NAME/PRINCIPAL POSITION           YEAR   SALARY($)   BONUS($)      SARS(#)         ($)(2)
- -----------------------------------------  -----  ---------   --------   -------------   -------------
Kent J. Thiry............................   1995   250,000    275,000 (1)    150,000         24,546
  President and Chief                       1994   225,000    200,000       150,000          17,072
  Executive Officer                         1993   225,000    200,000       225,000              --
LeAnne M. Zumwalt........................   1995   124,200     75,000        84,000           8,956
  Executive Vice President,                 1994   107,725     60,000        18,000           5,770
  Treasurer and Secretary
David P. Barry...........................   1995   127,000    225,000       141,000           8,519
  Vice President                            1994   115,000    120,725        10,500           7,893
                                            1993   110,789     85,000        16,875              --
Ernest A. Blackwelder....................   1995   120,000     50,000        45,000              --
  Vice President
Robert A. Prosek.........................   1995   176,750         --        30,000              --
  Vice President

- ---------------
(1) In addition, Mr. Thiry was granted a contingent bonus of $200,000 for fiscal 1993, which will be paid after November 30, 1996, if the Company's earnings per share as of that date are at least $1.25, which represents a 17.5% compound annual growth rate over earnings per share reported for fiscal 1992, and if the Board approves granting such bonus.

(2) Share of Company's contribution to Profit Sharing Plan.

                      FISCAL 1995 VIVRA OPTION/SAR GRANTS

                                                                                               POTENTIAL REALIZABLE
                                                                                                 VALUE AT ASSUMED
                                   NUMBER OF       % OF TOTAL                                  ANNUAL RATES OF STOCK
                                   SECURITIES     OPTIONS/SARS                                  PRICE APPRECIATION
                                   UNDERLYING      GRANTED TO     EXERCISE OF                     FOR OPTION TERM
                                  OPTIONS/SARS    EMPLOYEES IN     BASE PRICE    EXPIRATION    ---------------------
             NAME                  GRANTED(#)      FISCAL YEAR       ($/SH)         DATE        5%($)       10%($)
- -------------------------------  --------------   -------------   ------------   -----------   -------     ---------
Kent J. Thiry..................      150,000(1)        16.9           23.25        11/09/00    963,532     2,129,154
LeAnne M. Zumwalt..............        9,000(2)         1.0           21.92        10/05/00     54,505       120,442
                                      75,000(1)         8.4           23.25        11/09/00    481,766     1,064,577
David P. Barry.................       30,000(3)         3.4           21.92        03/30/00    181,683       401,472
                                      15,000(4)         1.7           20.00        08/16/00     82,884       183,153
                                      21,000(2)         2.4           21.92        10/05/00    127,178       281,030
                                      75,000(1)         8.4           23.25        11/09/00    481,766     1,064,577
Ernest A. Blackwelder..........       45,000(3)         5.1           21.92        03/30/00    272,524       602,208
Robert A. Prosek...............       30,000(5)         3.4           19.08        11/30/99    158,144       349,455

- ---------------
(1) Vests 25% each year on November 9, 1996 through 1999 and 100% in the event of a change of control.

(2) Vests 20% on October 5, 1995, and 20% each year on October 5, 1996 through 1999 and 100% in the event of a change of control.

(3) Vests 20% on March 30, 1996, and 80% on March 30, 1998 and 100% in the event of a change of control.

(4) Vests 20% on August 16, 1996, and 40% each year on August 16, 1998 through 1999 and 100% in the event of a change of control.

(5) Vests 20% on December 1, 1994, and 20% each year on December 1, 1995 through 1998 and 100% in the event of a change of control.

              FISCAL 1995 VIVRA OPTION/SAR EXERCISES AND HOLDINGS

     The following table sets forth information with respect to the named executives concerning the exercise of options and/or limited SARs during the last fiscal year and unexercised options and limited SARs held as of the end of the fiscal year, November 30, 1995:

                                                         NUMBER OF SECURITIES
                                                              UNDERLYING        VALUE OF UNEXERCISED
                                                              UNEXERCISED           IN-THE-MONEY
                                                            OPTIONS/SARS AT       OPTIONS/SARS AT
                                                            FISCAL YEAR-END       FISCAL YEAR-END
                                                                  (#)                  ($)(1)
                                SHARES                   ---------------------  --------------------
                              ACQUIRED ON      VALUE         EXERCISABLE/           EXERCISABLE/
            NAME              EXERCISE(#)   REALIZED($)      UNEXERCISABLE         UNEXERCISABLE
- ----------------------------  -----------   -----------  ---------------------  --------------------
Kent J. Thiry...............    187,500      2,097,848          484,500/              5,117,895/
                                                                427,500               2,321,885
LeAnne M. Zumwalt...........     11,812         98,996           37,838/                310,611/
                                                                108,600                 180,601
David P. Barry..............     54,375        430,036           69,300/                625,262/
                                                                157,200                 242,700
Ernest A. Blackwelder.......         --             --           12,000/                 81,000/
                                                                 63,000                 159,000
Robert A. Prosek............         --             --            6,000/                 22,000/
                                                                 24,000                  88,000

- ---------------
(1) The closing price of the Company's Common Stock on the New York Stock Exchange at fiscal year end, November 30, 1995, was $22.75 per share.

     Subsidiary Options. The Company has granted options to employees and other individuals in various operating subsidiaries. The purpose of such option grants is to motivate individuals directly responsible for the subsidiary's success. Under the subsidiary option programs, options are granted pursuant to a stock option plan adopted by the subsidiary. Each option is reflected by an option agreement which provides for the grant of options at fair market value typically with a term of the earlier of 5 years or a defined period after death, disability or termination of employment. The subsidiary may also compel the exercise of options under certain circumstances. The options generally vest over a four-year term in equal annual installments. Optionholders are also required to be bound by the terms of a Stockholders Agreement. The Stockholders Agreement contains rights of first refusal on transfers by stockholders, a right of repurchase (the "Call Right") in the event the employee is no longer employed by the subsidiary, and a right of the employee to compel the subsidiary to repurchase (a "Put Right") the shares in 1999. The Call Right and the Put Right may be satisfied by the Company by the payment of cash, a promissory note, or, in some cases, an equivalent value of Vivra Common Stock. The Stockholders Agreement also contains various other rights and restrictions, including "piggyback" registration rights to include shares in registration statements filed by the subsidiary under the Securities Act of 1933, as amended.

     Set forth below is a summary of options in subsidiaries granted to executive officers and directors of the Company:

     In fiscal 1995, Vivra Heart Services, Inc., a subsidiary of the Company, granted to Messrs. Blackwelder, Barry, Nehra and Prosek, Ms. Zumwalt and Dr. Connor options to purchase 240,000, 10,000, 110,000, 2,500, 15,000 and 2,500 shares, respectively, at exercise prices of $0.50; except in the case of 50,000 of Mr. Nehra's options, which were granted at an exercise price of $1.00.

     In fiscal 1995, Vivra Specialty Partners, Inc., a subsidiary of the Company, granted to Mr. Barry and Ms. Zumwalt options to acquire 60,000 and 70,000 shares, respectively, at an exercise price of $1.65.

     In fiscal 1996, Vivra Asthma & Allergy CareAmerica, Inc. ("VAACA"), a subsidiary of the Company, granted Mr. Prosek options to purchase 600,000 shares of its common stock at an exercise price of $0.375 per share. Mr. Prosek will receive options to purchase an additional 300,000 shares of VAACA common stock at an exercise price equal to the fair market value per share on the date of grant upon his relocation to San Mateo, California.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 80,000,000 shares of Common Stock, $.01 par value and 10,000,000 shares of Preferred Stock, $.01 par value.

COMMON STOCK

     As of June 1, 1996, there were 39,005,287 shares of Common Stock outstanding. Holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive such lawful dividends as may be declared by the Board of Directors. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, and subject to the rights of the holders of outstanding shares of Preferred Stock, if any, the holders of shares of Common Stock shall be entitled to receive pro rata all of the remaining assets of the Company available for distribution to the stockholders. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

     The Company has currently authorized 600,000 shares of Series A Junior Participating Preferred Stock, of which no shares are outstanding. See
"-- Stockholder Rights Plan." The Board of Directors has the authority, without further action by the stockholders, to issue from time to time the Preferred Stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of Preferred Stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Common Stock or affect adversely the rights and powers, including voting rights, of the holders of Common Stock, and may have the effect of delaying, deferring or preventing a change in control of the Company. The ability of the Board of Directors to issue Preferred Stock without further stockholder approval could also have the effect of entrenching management by discouraging potential acquisition proposals even if such a transaction is favored by a majority of the independent stockholders.

STOCKHOLDER RIGHTS PLAN

     On February 13, 1996, the Company's Board of Directors adopted an amended and restated stockholder rights plan pursuant to which the Rights attach to each share of Common Stock on the basis of one Right for each share held.

     In general, the Rights become exercisable or transferable only upon the occurrence of certain events related to changes in ownership of the Common Stock. Once exercisable, each Right entitles its holder to purchase from the Company one one-hundredth of a share ("unit") of Series A Junior Participating Preferred Stock at a purchase price of $100 per unit, subject to adjustment. The Rights will separate from the Common Stock and become exercisable or transferable on a distribution date (the "Distribution Date"), which will occur on the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of securities representing 15% or more of the outstanding Common Stock or (ii) 10 business days following the commencement of (or a public announcement of an intention to make) a tender or exchange offer that would result in a person or group of related persons becoming an Acquiring Person. Upon the occurrence of certain other events related to changes in the ownership of the Common Stock, each holder of a Right would be entitled to purchase shares of the Common Stock, or an acquiring corporation's common stock, having a market value equal to two times the exercise value of the Right.

     The Rights expire on the earliest of (i) August 31, 1999, (ii) redemption of the Rights or (iii) exchange of the Rights. Subject to certain conditions, the Rights may be redeemed by the Company's Board of Directors at any time at a price of $.001 per Right or may be exchanged in whole or in part for Preferred Stock or Common Stock. The Rights are not currently exercisable and trade together with the shares of Common Stock associated therewith.

     The Rights, if exercised, will cause a substantial dilution to the equity interest in Vivra to a person or group's ownership interest in the Company's Common Stock that attempts to acquire the Company on terms not approved by the Company's Board of Directors. See "Risk Factors -- Anti-Takeover Provisions."

ANTI-TAKEOVER PROVISIONS

     The Company's Certificate of Incorporation provides that certain provisions thereof and the Company's By-Laws may be repealed or amended only by a vote of 80% of the stockholders. Further, the Certificate of Incorporation requires that all stockholder action be taken at a stockholders' meeting. In addition, those provisions of the Certificate of Incorporation may only be amended or repealed by the holders of at least 80% of the voting power of all the then-outstanding shares of stock entitled to vote generally for the election of directors voting together as a single class.

     The Company's Certificate of Incorporation contains, in addition to other provisions which have an anti-takeover effect, a "fair price" provision and a provision for a classified Board of Directors. The "fair price" provision requires the affirmative vote of the holders of at least 80% of the outstanding shares of voting stock of the Company in the case of certain mergers, sales or other dispositions involving a beneficial holder of 5% or more of the Company's outstanding voting stock or a liquidation or dissolution of the Company proposed by such a substantial stockholder, or in the case of certain other specified transactions involving such a substantial stockholder, whether or not they otherwise require a stockholder vote. The provisions described above, together with the Rights, may have the effect of deterring a hostile takeover or delaying a change in control or management of the Company. See "-- Stockholder Rights Plan."

DELAWARE LAW

     The Company is subject to the provisions of Section 203 of the General Corporation Law ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person or an affiliate, or associate of such person, who is an "interested stockholder" for a period of three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans) or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66 2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under Section 203, an "interested stockholder" is defined as any person who is (i) the owner of 15% or more of the outstanding voting stock of the corporation or (ii) an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

     A corporation may, at its option, exclude itself from the coverage of
Section 203 by amending its certificate of incorporation or bylaws by action of its stockholders to exempt itself from coverage, provided that such amendment shall not become effective until 12 months after the date it is adopted. The Company has not adopted such an amendment to its Restated Certificate or Bylaws.

                OUTSTANDING SECURITIES COVERED BY THIS PROSPECTUS

     This Prospectus has also been prepared for use by the persons who may receive from the Company Shares covered by the Registration Statements in acquisitions and who may be entitled to offer such Shares under circumstances requiring the use of a Prospectus (such persons being referred to under this caption as "Stockholders"); provided, however, that no Stockholder will be authorized to use this Prospectus for any offer of such Shares without first obtaining the consent of the Company. The Company may consent to the use of this Prospectus for a limited period of time by the Stockholders and subject to limitations and conditions which may be varied by agreement between the Company and the Stockholders. Resales of such Shares may be made on the New York Stock Exchange or such other exchange on which the Company's Common Stock may be listed, in the over-the-counter market, in private transactions or pursuant to underwriting agreements.

     Agreements with Stockholders permitting use of this Prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by the Company; that Stockholders enter into custody agreements with one or more banks with respect to such shares; and that sales be made only by one or more of the methods described in this Prospectus, as appropriately supplemented or amended when required. The Stockholders may be deemed to be underwriters within the meaning of the Securities Act of 1933 (the "Securities Act").

     When resales are to be made through a broker or dealer selected by the Company, it is anticipated that a member firm of the New York Stock Exchange may be engaged to act as the Stockholders' agent in the sale of shares by such Stockholders. The commission paid to the member firm will be the normal stock exchange commission (including negotiated commissions to the extent permissible). Sales of shares by the member firm may be made on the New York Stock Exchange or other exchange from time to time at prices related to prices then prevailing. Any such sales may be by block trade. Any such member firm may be deemed to be an underwriter within the meaning of the Securities Act and any commissions earned by such member firm may be deemed to be underwriting discounts and commissions under the Securities Act.

     Upon the Company being notified by a Stockholder that any block trade has taken place, a supplementary Prospectus, if required, will be filed pursuant to Rule 424 under the Securities Act, disclosing the name of the member firm, the number of shares involved, the price at which such shares were sold by such Stockholder, and the commissions to be paid by such Stockholder to such member firm.

                                  LEGAL MATTERS

     Certain matters with respect to the legality of the Shares offered hereby will be passed upon for the Company by Pillsbury Madison & Sutro LLP, Menlo Park, California.

                                     EXPERTS

     The consolidated financial statements and schedule of the Company appearing in the Company's Annual Report on Form 10-K for the year ended November 30, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The supplemental consolidated financial statements and supplemental schedule of the Company at November 30, 1995 and 1994 and for each of the three years in the period ended November 30, 1995 appearing in this Prospectus have also been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon the authority of such firm as experts in accounting and auditing.

                               VIVRA INCORPORATED
                                AND SUBSIDIARIES

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Report of Ernst & Young LLP, Independent Auditors.....................................  F-2
Financial Statements:
  Supplemental Consolidated Balance Sheet as of November 30, 1995 and 1994............  F-3
  Supplemental Consolidated Statement of Earnings for the years ended November 30,
     1995, 1994 and 1993..............................................................  F-4
  Supplemental Consolidated Statement of Stockholders' Equity.........................  F-5
  Supplemental Consolidated Statement of Cash Flows for the years ended November 30,
     1995, 1994 and 1993..............................................................  F-6
  Notes to Supplemental Consolidated Financial Statements.............................  F-7
  Condensed Supplemental Consolidated Balance Sheet as of February 29, 1996
     (unaudited) and November 30, 1995................................................  F-22
  Condensed Supplemental Consolidated Statement of Earnings for the three months ended
     February 29, 1996 and February 28, 1995 (unaudited)..............................  F-23
  Condensed Supplemental Consolidated Statement of Cash Flows for the three months ended February 29, 1996 and February 28, 1995 (unaudited)........................  F-24
  Notes to Condensed Supplemental Consolidated Financial Statements (unaudited).......  F-25
  Schedule II - Supplemental Valuation and Qualifying Accounts........................  F-26

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
VIVRA Incorporated

     We have audited the accompanying supplemental consolidated balance sheets of VIVRA Incorporated (formed as a result of the consolidation of VIVRA Incorporated, Kidney Centers of Charleston, Inc., Brennan, Martell, and Mirmelli, M.D.s, P.A. and Allergy & Asthma Institute of South Florida, P.A., and Orthonet, Inc.) as of November 30, 1995 and 1994 and the related supplemental consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended November 30, 1995. Our audits also included the supplemental financial statement schedule listed in the Index to Supplemental Consolidated Financial Statements. The supplemental consolidated financial statements give retroactive effect to the merger of VIVRA Incorporated and Kidney Centers of Charleston, Inc. on May 1, 1996; VIVRA Incorporated and Brennan, Martell and Mirmelli, M.D.s, P.A. and Allergy & Asthma Institute of South Florida, P.A. on May 1, 1996; and VIVRA Incorporated and Orthonet, Inc. on February 28, 1996, all of which have been accounted for using the pooling of interests method as described in the notes to the supplemental consolidated financial statements and schedule. These supplemental financial statements and schedule are the responsibility of the management of VIVRA Incorporated. Our responsibility is to express an opinion on these supplemental financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the accompanying supplemental financial statements referred to above present fairly, in all material respects, the consolidated financial position of VIVRA Incorporated at November 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 1995, after giving retroactive effect to the merger of Kidney Centers of Charleston, Inc.; Brennan, Martell and Mirmelli, M.D.s, P.A. and Allergy & Asthma Institute of South Florida, P.A.; and Orthonet, Inc., as described in the notes to the supplemental consolidated financial statements, in conformity with generally accepted accounting principles.
Also, in our opinion, the related financial statement schedule when considered in relation to the basic supplemental financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                                    ERNST & YOUNG LLP

Los Angeles, California
June 7, 1996

                      VIVRA INCORPORATED AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEET

                                            ASSETS
                                                                             NOVEMBER 30,
                                                                         ---------------------
                                                                           1995         1994
                                                                         --------     --------
                                                                         (IN THOUSANDS EXCEPT
                                                                              SHARE DATA)
Current Assets:
  Cash and cash equivalents............................................  $ 53,990     $ 80,620
  Short-term investments -- held-to-maturity and available-for-sale
     (Note 4)..........................................................    43,616           --
  Accounts receivable, less allowance for doubtful accounts
     (1995 -- $13,279 and 1994 -- $10,640).............................    64,004       53,650
  Inventories..........................................................     9,030        6,549
  Prepaid expenses and other current assets............................     1,959          989
  Deferred income taxes (Note 6).......................................    14,514       10,674
                                                                         --------     --------
          Total Current Assets.........................................   187,113      152,482
Marketable non-current investments -- held-to-maturity (Note 4)........    22,510           --
Property, buildings and equipment -- at cost, less allowances for
  depreciation (Notes 5 and 7).........................................    76,189       66,717
Other assets...........................................................     8,479        5,353
Goodwill and other intangibles, less accumulated amortization
  (1995 -- $6,727 and 1994 -- $4,691)..................................   113,935       56,173
                                                                         --------     --------
                                                                         $408,226..   $280,725
                                                                         ========     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable.....................................................  $ 11,004     $ 10,011
  Accrued payroll and related benefits.................................    22,693       23,231
  Other accrued expenses...............................................    10,768       10,978
  Income taxes (Note 6)................................................     4,674        2,184
  Current portion of deferred income taxes.............................     3,791          283
  Current maturities of long-term debt (Note 7)........................     1,477        7,388
                                                                         --------     --------
          Total Current Liabilities....................................    54,407       54,075
Long-term debt -- exclusive of current maturities (Note 7).............     1,840        5,403
Deferred income taxes (Note 6).........................................     6,643        6,184
Minority interest......................................................      (238)       1,391
Stockholders' Equity (Note 8):
  Common stock, par value $.01 per share; authorized 80.0 million shares; issued 38.1 million shares in 1995 and 32.6 million in
     1994..............................................................       381          223
  Additional paid-in capital...........................................   142,762       54,876
  Retained earnings....................................................   197,361      158,573
  Net unrealized gain on marketable securities, less applicable income
     taxes.............................................................     5,070           --
                                                                         --------     --------
          Total Stockholders' Equity...................................   345,574      213,672
                                                                         --------     --------
                                                                         $408,226     $280,725
                                                                         ========     ========

          See Notes to Supplemental Consolidated Financial Statements

                      VIVRA INCORPORATED AND SUBSIDIARIES

                SUPPLEMENTAL CONSOLIDATED STATEMENT OF EARNINGS

                                                                  YEAR ENDED NOVEMBER 30,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Revenues:
  Operating revenues.......................................  $366,516     $297,399     $228,002
  Other income.............................................     5,221        1,891        1,235
                                                             --------     --------     --------
          Total Revenues...................................   371,737      299,290      229,237
Costs and Expenses:
  Operating................................................   250,663      198,039      156,507
  General and administrative...............................    46,430       40,200       22,686
  Depreciation.............................................    10,978        9,712        7,344
  Interest.................................................       444          571          945
                                                             --------     --------     --------
          Total Costs and Expenses.........................   308,515      248,522      187,482
                                                             --------     --------     --------
  Earnings from continuing operations, before minority
     interest and income taxes.............................    63,222       50,768       41,755
  Minority interest........................................       (95)         (10)          --
                                                             --------     --------     --------
  Earnings from continuing operations, before income
     taxes.................................................    63,127       50,758       41,755
  Income taxes (Note 6)....................................    24,599       20,811       17,537
                                                             --------     --------     --------
  Net earnings from continuing operations..................    38,528       29,947       24,218
  Earnings from discontinued operations, less applicable
     taxes (Note 3)........................................        --           --          554
  Gain on sale of discontinued operations, less applicable
     taxes (Note 3)........................................        --          697           --
                                                             --------     --------     --------
  Net earnings.............................................  $ 38,528     $ 30,644     $ 24,772
                                                             ========     ========     ========
Earnings per Share (Primary and Fully Diluted):
  Net earnings from continuing operations..................  $   1.06     $    .93     $    .77
  Earnings from discontinued operations....................        --           --          .02
  Gain on sale of discontinued operations..................        --          .02           --
                                                             --------     --------     --------
          Net earnings.....................................  $   1.06     $    .95     $    .79
                                                             ========     ========     ========
Average Number of Common Shares:
  Primary..................................................    36,474       32,111       31,222
  Fully diluted............................................    36,474       32,111       31,257
                                                             ========     ========     ========

          See Notes to Supplemental Consolidated Financial Statements

                      VIVRA INCORPORATED AND SUBSIDIARIES

          SUPPLEMENTAL CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                  NET UNREALIZED
                                                       ADDITIONAL               TREASURY STOCK    GAIN (LOSS) ON
                                              COMMON    PAID-IN     RETAINED   ----------------     MARKETABLE
                                              STOCK     CAPITAL     EARNINGS   SHARES   AMOUNT      SECURITIES
                                              ------   ----------   --------   ------   -------   --------------
                                              (IN THOUSANDS)
Balance at December 1, 1992.................   $139     $ 40,578    $102,593      42    $(1,198)
Common Stock split effected by three-for-two
  distribution (Note 8).....................     64         (103)                 21
Cash paid in lieu of issuance of fractional
  shares....................................                 (12)
Exercise of employees' stock options, net of
  treasury stock transactions (Note 8)......      5        2,522                 (63)     1,198
Income tax benefits derived from employee
  stock option transactions.................               2,776
Stock issued in connection with acquisitions
  (Note 2)..................................      7            6         533
Net earnings for year.......................                          24,772
                                               ----     --------    --------     ---    -------       ------
Balance at November 30, 1993................    215       45,767     127,898      --         --           --
Exercise of employees' stock options, net of
  treasury stock transactions (Note 8)......      6        4,163
Income tax benefits derived from employee
  stock option transactions.................               3,514
Stock issued in connection with acquisition
  (Note 2)..................................      2        1,432          31
Net earnings for year.......................                          30,644
                                               ----     --------    --------     ---    -------       ------
Balance at November 30, 1994................    223       54,876     158,573      --         --           --
Common stock split affected by three-for-two
  distribution (Note 8).....................    103         (103)
Cash paid in lieu to issuance of fractional
  shares....................................                 (59)
Sale of Common Stock (Note 8)...............     30       59,562
Exercise of employees' stock options, net of
  treasury stock transactions (Note 8)......     14       13,800
Income tax benefits derived from employee
  stock option transactions.................               5,162
Stock issued in connection with acquisition
  (Note 2)..................................     11        9,524         260
Net earnings for year.......................                          38,528
Net unrealized gain on marketable
  securities, less applicable income taxes
  (Note 6)..................................                                                          $5,070
                                               ----     --------    --------     ---    -------       ------
Balance at November 30, 1995................   $381     $142,762    $197,361      --         --       $5,070
                                               ====     ========    ========     ===    =======       ======

          See Notes to Supplemental Consolidated Financial Statements

                      VIVRA INCORPORATED AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                   YEAR ENDED NOVEMBER 30,
                                                              ---------------------------------
                                                                1995         1994        1993
                                                              ---------    --------    --------
                                                              (IN THOUSANDS)
Operating Activities:
  Net earnings..............................................  $  38,528    $ 30,644    $ 24,772
  Adjustments to reconcile net earnings to net cash provided by operating activities:
  Depreciation and amortization.............................     14,093      11,792       8,694
  Assets held for sale......................................         --          --      (3,261)
  Gain on sale of discontinued operations...................         --      (1,229)         --
  Loss (Gain) on sale of property and investments...........     (1,565)      1,061           1
  Other.....................................................     (6,159)     (3,626)       (533)
  Changes in assets and liabilities:
     Accounts receivable....................................    (16,249)     (1,754)     (4,057)
     Inventories............................................     (2,431)     (1,287)       (510)
     Prepaid expenses and other current assets..............     (1,652)        295         507
     Deferred income taxes..................................     (3,841)     (4,039)     (2,094)
     Accounts payable.......................................      5,312        (774)         25
     Accrued payroll and related benefits...................       (369)      6,371       3,518
     Other accrued expenses.................................     (3,279)      5,286       1,073
     Income taxes...........................................      2,160       1,271         653
                                                              ---------    --------    --------
          Net cash flow from operations.....................     24,548      44,011      28,788
Financing Activities:
  Payments on long-term debt................................     (7,703)     (3,652)     (1,494)
  Proceeds from Common Stock offering.......................     59,592          --          --
  Proceeds from long-term borrowing.........................        613       2,860         310
  Proceeds from exercise of stock options and related
     transactions...........................................     18,918       7,683       6,451
                                                              ---------    --------    --------
          Net cash flow from financing......................     71,420       6,891       5,267
Investing Activities:
  Purchase of property, buildings and equipment.............    (28,925)    (20,761)    (12,316)
  Purchase of held-to-maturity investments..................    (51,037)         --          --
  Purchase of available-for-sale investments................     (4,985)         --          --
  Proceeds from sale of property, buildings
     and equipment..........................................     29,158         193          14
  Proceeds from sale of discontinued operations.............         --       6,238          --
  Proceeds from investments in partnerships.................        841       1,627       1,097
  Minority interest investment..............................     (1,000)     (1,500)         --
  Payment for business acquisitions, net of cash acquired...    (66,650)     (9,160)     (9,885)
                                                              ---------    --------    --------
          Net cash flow used in investing...................   (122,598)    (23,363)    (21,090)
                                                              ---------    --------    --------
  Net increase (decrease) in cash and cash equivalents......    (26,630)     27,539      12,965
  Beginning cash and cash equivalents.......................     80,620      53,081      40,116
                                                              ---------    --------    --------
          Ending cash and cash equivalents..................  $  53,990    $ 80,620    $ 53,081
                                                              =========    ========    ========

          See Notes to Supplemental Consolidated Financial Statements

                      VIVRA INCORPORATED AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS
                               NOVEMBER 30, 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

     The supplemental consolidated financial statements include the accounts of the Company and its subsidiaries. In December 1993, the Company sold its home health care nursing business, Personal Care Health Services. The related gain on the sale is shown separately in 1994 under discontinued operations. The 1993 results of operations for the home health care nursing business are shown separately under discontinued operations, with the Supplemental Consolidated Statement of Earnings restated for comparative purposes. All significant intercompany transactions have been eliminated in the accompanying consolidated financial statements. Certain amounts have been reclassified to conform with 1995 presentations. As described more fully in Note 2, the Company completed business combinations with Orthonet, Inc. on February 28, 1996, Brennan, Martell and Mirmelli, M.D.'s, P.A. and Allergy & Asthma Institute of South Florida, P.A. on May 1, 1996 and Kidney Centers of Charleston, Inc. on May 1, 1996 in stock for stock exchanges or mergers with the Company. These supplemental consolidated financial statements have been prepared following the pooling-of-interests method of accounting and reflect the combined financial position and operating results of the Company and these combined businesses for all periods presented.

     The Company's fiscal year end is November 30. These supplemental consolidated financial statements combine the results of the Company for each of the three years ended November 30, 1995 along with Orthonet, Inc. and Kidney Centers of Charleston, Inc. for each of the three years ended December 31, 1995, and Brennan, Martell and Mirmelli, M.D.'s, P.A. and Allergy & Asthma Institute of South Florida, P.A. for the fiscal years ended February 29, 1996, February 28, 1995 and 1994. The effect of combining results based on different fiscal year conventions is not considered material to the Company's financial statements.

  Cash Equivalents

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

  Financial Instruments

     Effective December 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities ("FAS 115"), which resulted in a change in the accounting for debt and equity securities held for investment purposes. In accordance with FAS 115, the Company's debt and equity securities are now considered as either held-to-maturity or available-for-sale. Held-to-maturity securities represent those securities that the Company has both the positive intent and ability to hold to maturity and are carried at amortized cost. Available-for-sale securities represent those securities that do not meet the classification of held-to-maturity or trading, and are carried at fair value. Unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of Stockholders Equity. The adoption of FAS 115 had no effect on the Company's reported earnings in fiscal 1995.

  Inventories

     Inventories of supplies are stated at the lower of cost or market, with cost being determined on a first-in, first-out basis.

                      VIVRA INCORPORATED AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Property, Buildings and Equipment

     Depreciation is computed on the straight-line method based on the estimated useful lives of buildings or items of equipment.

  Preopening Costs

     Costs incurred prior to the opening of new facilities are deferred and amortized on a straight-line basis over a one to three year period.

  Goodwill and Other Intangibles

     Goodwill resulting from acquisitions is being amortized on a straight-line basis over 15 to 40 years. The Company reviews the performance of its operating units periodically to determine if an impairment has occurred. If events or changes in circumstances indicate that an impairment exists, the Company writes-down the corresponding goodwill to fair value. Other intangible assets are being amortized on a straight-line basis over 15 to 30 years.

  Income Taxes

     Effective December 1, 1993, the Company adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes ("FAS 109"), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets. The Company adopted FAS 109 prospectively. There was no cumulative effect of the change in the method of accounting for income taxes.

  Operating Revenues

     Operating revenues include amounts for services reimbursable by Medicare, Medicaid, certain Blue Cross and other third-party payers under reimbursement formulas in effect. Operating revenues are recorded net of any related contractual allowances. Medicare and Medicaid provided approximately 63% of the Company's operating revenues in fiscal year 1995. The balance of revenues, approximately 37%, was from insurance, private and other third-party payers.

  Stock Options

     Proceeds from the exercise of stock options are credited to Common Stock to the extent of par value, and the balance to additional paid-in capital. No charges or credits are made to earnings with respect to options granted or exercised. Income tax benefits derived from the exercise of non-qualified stock options and from sales of stock obtained from incentive stock options before the minimum holding period are credited to additional paid-in capital.

  Earnings Per Share

     Earnings per share have been computed based upon the weighted average number of shares of Common Stock outstanding during each year after adjusting for stock splits and giving effect for Common Stock equivalents arising from stock options.

                      VIVRA INCORPORATED AND SUBSIDIARIES

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
  Recent Accounting Pronouncements

     Effective March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations, or to be disposed of, when such impairment has been determined. The Company will adopt FAS 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

2. MERGERS, ACQUISITIONS AND DISPOSITIONS

     The Company completed business combinations with Orthonet, Inc. on February 28, 1996, Brennan, Martell and Mirmelli, M.D.'s, P.A. and Allergy & Asthma Institute of South Florida, P.A. on May 1, 1996 and Kidney Centers of Charleston, Inc. on May 1, 1996 in stock for stock exchanges or mergers with the Company. These transactions have been accounted for under the pooling-of-interests method. Accordingly, the historical financial statements for periods prior to the consummation of these combinations have been restated as though the companies had been combined. The restated financial statements have been adjusted to conform with differing accounting policies of the separate companies. All fees and expenses related to these transactions have not been reflected in the supplemental consolidated statements of income, but will be reflected in the Company's supplemental consolidated statements of income for the quarter ending May 31, 1996.

     The calculation of net income per share for each period presented reflects the issuance of 1,405,373 shares for the Orthonet, Inc. combination, the Brennan, Martell and Mirmelli, M.D.'s, P.A. and Allergy & Asthma Institute of South Florida, P.A. combination and the Kidney Centers of Charleston, Inc. combination.

     Separate and combined results from the above transactions are as follows and reflect income tax adjustments related to the Company's effective tax rate for each fiscal year:

                                          VIVRA       ORTHONET     BRENNAN     CHARLESTON     COMBINED
                                         --------     --------     -------     ----------     --------
Year ended November 30, 1995
  Revenues.............................  $355,647       $715       $8,156        $7,219       $371,737
  Net Income...........................    37,940        187          121           280         38,528
Year ended November 30, 1994
  Revenues.............................  $286,519       $274       $6,762        $5,735       $299,290
  Net Income...........................    30,439         47          182           (24)        30,644
Year ended November 30, 1993
  Revenues.............................  $217,981         --       $6,305        $4,951       $229,237
  Net Income...........................    24,396         --          197           179         24,772

     In 1995, the Company acquired twenty-eight dialysis centers. Total consideration paid was $76.0 million, consisting of cash of $58.0 million and 848,391 shares of the Company's Common Stock, which exceeded the fair value of net assets acquired by $59.7 million.

     Also in 1995, the Company acquired seven physician businesses. Total cash consideration was $9.9 million, which exceeded the fair value of net assets acquired by $9.8 million.

                      VIVRA INCORPORATED AND SUBSIDIARIES

2. MERGERS, ACQUISITIONS AND DISPOSITIONS (CONTINUED)

     The purchase price of 1995 acquisitions was allocated to $76.3 million of assets acquired, less $1.2 million of cash, and $2.4 million of liabilities assumed. The consideration included the Company's Common Stock and $66.7 million of cash.

     During 1994, the Company acquired five dialysis centers. Total consideration paid was $4.3 million, consisting of cash of $763,000 and 255,777 shares of the Company's Common Stock, which exceeded the fair value of net assets acquired by approximately $1.8 million.

     Also during 1994, the Company acquired eight physician practice and related businesses. Total consideration paid was $8.8 million, consisting of cash of $6.6 million and 130,043 shares of the Company's Common Stock, which exceeded the fair value of net assets acquired by approximately $6.2 million.

     In November 1994, the Company purchased certain assets and liabilities in Asthma and Allergy CareAmerica, Inc., a provider of outpatient asthma/allergy care. Total consideration paid was $4.8 million, consisting of cash of $1.3 million and 210,602 shares of the Company's Common Stock, which exceeded the fair value of net assets acquired by approximately $2.1 million. The purchase agreement entitles the selling shareholders to receive further consideration of up to $14.3 million payable in cash or Common Stock of the Company, based upon meeting predetermined earnings targets in the years 1995 through 1998. The 1995 earnings target was not met, therefore no earnout payment was made.

     During 1993, the Company acquired six dialysis centers. Total consideration paid was $17.9 million, consisting of cash of $9.9 million and 663,750 shares of the Company's Common Stock, which exceeded the fair value of net assets acquired by approximately $9.2 million.

     The acquisitions of four dialysis centers in 1995, three dialysis centers in 1994, in addition to one physician practice, and two dialysis centers in 1993 have been accounted for as pooling of interests. Consolidated Financial Statements for the periods prior to the exchanges have not been restated as the effect of the poolings were not material to the Company.

     The acquisitions of the remaining dialysis centers and related specialty businesses have all been accounted for as purchases and, accordingly, have been included in the statement of earnings since their dates of acquisition.

     In June 1995, the Company completed the sale of the assets related to the operation of its five ambulatory surgery centers. In connection with the sale, the Company realized a pre-tax gain of $2.2 million.

     In July 1995, the Company sold its 60% interest in South Coast Rehabilitation Services ("SCRS"), a medical rehabilitation provider. In connection with the sale, the Company realized a pre-tax gain of $2.0 million.

     The following table presents the unaudited consolidated results of operations on a pro forma basis as though the acquisitions made in 1995 had occurred on December 1, 1993.

                                                               YEAR ENDED NOVEMBER 30,
                                                               -----------------------
                                                                 1995           1994
                                                               --------       --------
                                                                (IN THOUSANDS, EXCEPT
                                                                  PER SHARE AMOUNTS)
        Operating revenues...................................  $398,608       $352,596
        Net earnings.........................................    39,750         32,533
        Earnings per share...................................  $   1.09       $   0.99

                      VIVRA INCORPORATED AND SUBSIDIARIES

3. DISCONTINUED OPERATIONS

     In December 1993, the Company sold its home health care nursing business, Personal Care Health Services. The cash proceeds net of retained assets, liabilities and taxes were approximately $5.9 million. Accordingly, the home health care nursing business has been classified as a discontinued operation in the accompanying Supplemental Consolidated Statement of Earnings.

     Net assets held for sale in the accompanying Supplemental Consolidated Balance Sheet are composed of $3.2 million net current assets and $502,000 of net noncurrent assets as of November 30, 1993. These amounts consist primarily of accounts receivable, furniture and equipment and related liabilities.

     The sale of the home health care nursing business resulted in a gain on the sale of discontinued operations in the accompanying Supplemental Consolidated Statement of Earnings of $697,000 net of applicable income tax of $505,000 in 1994.

     Revenues applicable to discontinued operations were $17.7 million in 1993. Earnings from discontinued operations in the accompanying Supplemental Consolidated Statement of Earnings were $554,000 net of applicable income tax of $402,000 in 1993.

4. INVESTMENTS

     The amortized cost and estimated fair value of the Company's investments are as follows:

                                                                    NOVEMBER 30, 1995
                                                  ------------------------------------------------------
                                                                  GROSS          GROSS
                                                  AMORTIZED     UNREALIZED     UNREALIZED
                                                    COST          GAINS          LOSSES       FAIR VALUE
                                                  ---------     ----------     ----------     ----------
                                                                      (IN THOUSANDS)
Short-term investments:
  Debt securities:
     Due within 1 year..........................   $28,527        $   --         $   --        $ 28,527
  Marketable equity.............................     6,486         9,049           (446)         15,089
                                                   -------        ------          -----         -------
     Subtotal...................................    35,013         9,049           (446)         43,616
Noncurrent investments:
  Debt securities:
     Due after 1 year through 5 years...........    22,510            --             --          22,510
                                                   -------        ------          -----         -------
Total Investments...............................   $57,523        $9,049         $ (446)       $ 66,126
                                                   =======        ======          =====         =======

     The Company's debt securities are classified as held-to-maturity and marketable equity securities are classified as available-for-sale.

                      VIVRA INCORPORATED AND SUBSIDIARIES

5. PROPERTY, BUILDINGS AND EQUIPMENT

     Property, buildings and equipment are summarized as follows:

                                                                     NOVEMBER 30,
                                                                 ---------------------
                                                                   1995         1994
                                                                 --------     --------
                                                                 (IN THOUSANDS)
        Land...................................................  $  4,734     $  6,450
        Buildings and improvements.............................    37,538       38,591
        Furniture, fixtures and equipment......................    70,625       65,119
        Construction in progress (estimated costs to complete
          at November 1995 -- $2,634,000)......................     4,067        1,006
                                                                 --------     --------
                                                                  116,964      111,166
        Less accumulated depreciation..........................   (40,775)     (44,449)
                                                                 --------     --------
                                                                 $ 76,189     $ 66,717
                                                                 ========     ========

6. INCOME TAXES

     Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                           YEAR ENDED NOVEMBER
                                                                                   30,
                                                                           -------------------
                                                                            1995        1994
                                                                           -------     -------
                                                                           (IN THOUSANDS)
Deferred tax assets:
  Allowance for doubtful accounts........................................  $ 5,484     $ 4,434
  Accrued compensation and other benefits................................    3,147       2,250
  Accrued workers compensation insurance.................................    2,247       1,633
  Accrued health care costs..............................................      577       1,062
  Deferred income........................................................    2,882          --
  Other assets...........................................................      177       1,295
                                                                           -------     -------
Total deferred tax assets................................................   14,514      10,674
Deferred tax liabilities:
  Net unrealized gain on marketable securities, classified as current....    3,791         283
  Amortization of intangibles............................................    4,428       3,241
  Depreciation...........................................................    2,271       2,086
  Other liabilities......................................................      (56)        857
                                                                           -------     -------
Total deferred tax liabilities...........................................   10,434       6,467
                                                                           -------     -------
Net deferred tax assets..................................................  $ 4,080     $ 4,207
                                                                           =======     =======

     The above deferred tax assets and liabilities included deferred tax assets totaling $393,000 which were acquired as part of the Company's acquisitions in 1995.

                      VIVRA INCORPORATED AND SUBSIDIARIES

6. INCOME TAXES (CONTINUED)

     Income tax expense from continuing operations consists of the following:

                                                                    YEAR ENDED NOVEMBER 30,
                                                                -------------------------------
                                                                 1995        1994        1993
                                                                -------     -------     -------
                                                                        (IN THOUSANDS)
Current:
  Federal.....................................................  $21,052     $19,031     $15,110
  State.......................................................    6,559       5,224       3,906
Deferred (credit).............................................   (3,012)     (3,444)     (1,479)
                                                                -------     -------     -------
                                                                $24,599     $20,811     $17,537
                                                                =======     =======     =======

     Deferred income taxes result from timing differences in the recognition of certain revenues and expenses for tax and financial statement purposes. The tax effects of these differences are:

                                                                YEAR ENDED NOVEMBER 30,
                                                            -------------------------------
                                                             1995        1994        1993
                                                            -------     -------     -------
                                                                    (IN THOUSANDS)
    Amortization of intangibles...........................  $   455     $ 1,786     $   422
    Provision for doubtful accounts in excess of amounts
      written off.........................................   (1,081)     (1,537)         --
    Accrued compensation and other benefits...............     (612)     (1,118)         --
    Accrued workers compensation insurance................     (640)     (1,098)         --
    Health insurance reserves in excess of claims paid....      288        (129)       (912)
    Deferred income.......................................   (2,509)         --          --
    Other.................................................    1,087      (1,348)       (989)
                                                            -------     -------     -------
                                                            $(3,012)    $(3,444)    $(1,479)
                                                            =======     =======     =======

     The differences between federal income taxes computed at the statutory rate and the total provision are:

                                                                YEAR ENDED NOVEMBER 30,
                                                            --------------------------------
                                                             1995        1994         1993
                                                            -------     -------     --------
                                                                     (IN THOUSANDS)
    Federal income taxes at statutory rate................  $22,094     $17,765      $14,615
    State taxes on income, net of federal tax benefit.....    3,371       2,958        2,364
    Miscellaneous items...................................     (866)         88          558
                                                            -------     -------      -------
                                                            $24,599     $20,811      $17,537
                                                            =======     =======      =======

     The Company made income tax payments, net of refunds received, of $19,690,000, $20,629,000, and $14,523,000 in 1995, 1994 and 1993, respectively.

                      VIVRA INCORPORATED AND SUBSIDIARIES

7.  LONG-TERM DEBT

     Long-term debt at November 30, 1995, consists of the following:

                                                              PRINCIPAL      INSTALLMENTS
                                                              DUE WITHIN       DUE AFTER
                                                               ONE YEAR        ONE YEAR
                                                              ----------     -------------
                                                                     (IN THOUSANDS)
        Physician notes payable, collateralized by deeds of
          trust on physician practice assets with a cost of
          approximately $3,414,000, interest ranging from
          5 1/2% to 7%, due through 2000....................    $  879          $ 1,285
        Other notes payable, collateralized by deeds of
          trust on land, buildings and equipment with a cost
          of approximately $1,517,000.......................       598              555
                                                                ------           ------
                                                                $1,477          $ 1,840
                                                                ======           ======

     Interest paid was $585,000, $481,000 and $853,000 in 1995, 1994 and 1993,
respectively.

     The approximate annual maturities of long-term debt at November 30, 1995, are as follows:

       YEAR ENDING
      NOVEMBER 30,                                     (IN THOUSANDS)
      -------------                                    --------------
           1996......................................      $1,477
           1997......................................         708
           1998......................................         532
           1999......................................         354
           2000......................................         189

8.  CAPITAL STOCK AND STOCK OPTIONS

     The Company declared three-for-two stock splits, in the form of stock dividends, for shareholders of record on October 25, 1995 and November 10, 1993 with shares distributed on November 22, 1995 and November 29, 1993, respectively. The number of shares and the earnings per share shown in the Consolidated Financial Statements, as well as information in this Note, Note 2 and Note 12, have been restated to reflect the stock splits.

     In February 1995, the Company completed a registered public offering. In this offering, the Company sold 2,992,500 shares of common stock and the Company realized net proceeds of approximately $59.3 million.

     The Company has eight stock option plans under which stock options may be granted.

     The Company's 1989 Stock Incentive Plan provides for the granting of options to purchase Common Stock to officers and other employees. Options may be granted at not less than 100% of fair market value at the date of grant, are exercisable at various dates and expire no more than 10 years after the date of grant. Options may be paid for in cash or by the return of previously acquired shares of Common Stock. Shares acquired by the Company through option exercises were 116,067 in 1994, and 92,021 in 1993. These shares were included in treasury stock and were valued at market at the date of exercise. Treasury shares issued in lieu of Common Stock to effect stock option exercises were 116,067 in 1994 and 187,028 in 1993.

     As of November 30, 1995, 6,083,096 options had been granted, of which 1,143,436 are exercisable. Additionally, 736,725 options remain available for grant.

                      VIVRA INCORPORATED AND SUBSIDIARIES

8.  CAPITAL STOCK AND STOCK OPTIONS (CONTINUED)
     A summary of activity under the plan during 1993, 1994 and 1995 is as follows:

                                                     NUMBER                         AGGREGATE
                                                   OF SHARES        PER SHARE      OPTION PRICE
                                                   ----------     -------------    ------------
                                                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES AND
                                                                PER SHARE AMOUNTS)
    Options outstanding at December 1, 1992......   2,950,208     $  3.72-13.33      $ 24,852
      Options granted............................     727,313       10.56-15.50         8,387
      Options canceled and expired...............     (33,870)       3.72-12.89          (377)
      Common Stock issued on exercise............    (825,941)       3.72-12.44        (4,764)
                                                    ---------      ------------      --------
    Options outstanding at November 30, 1993.....   2,817,710        4.00-15.50        28,098
      Options granted............................     680,213       13.33-18.92        11,759
      Options canceled and expired...............     (17,010)       4.00-11.72          (182)
      Common Stock issued on exercise............    (675,530)       4.86-13.33        (4,384)
                                                    ---------      ------------      --------
    Options outstanding at November 30, 1994.....   2,805,383        4.54-18.92        35,291
      Options granted............................     889,960       17.92-23.25        19,146
      Options canceled and expired...............    (285,141)       4.86-21.92        (4,173)
      Common Stock issued on exercise............  (1,018,396)       4.86-18.50       (11,725)
                                                    =========      ============      ========
    Options outstanding at November 30, 1995.....   2,391,806     $  4.54-23.25      $ 38,539
                                                    =========      ============      ========

     The market value of the Company's Common Stock at the date the options were exercised was $17.81-$23.63 for 1995, $13.08-$19.17 for 1994, and $10.22-$15.78
for 1993.

     The Company adopted the Transition Consultants Stock Option Plan in connection with its spin-off from Community Psychiatric Centers on August 31, 1989. On that date options were granted to purchase 1,316,250 shares of the Company's Common Stock to four employees of Community Psychiatric Centers at $5.82, which was the fair market value at that date. As of November 30, 1995, all outstanding options are exercisable.

     A summary of activity under the plan during 1993, 1994 and 1995 is as follows:

                                                          NUMBER
                                                            OF                       AGGREGATE
                                                          SHARES      PER SHARE     OPTION PRICE
                                                         --------     ---------     ------------
                                                         (IN THOUSANDS, EXCEPT NUMBER OF SHARES
                                                                 AND PER SHARE AMOUNTS)
    Options outstanding at December 1, 1992............   839,813       $5.82          $ 4,888
      Common Stock issued on exercise..................   (52,313)       5.82             (305)
                                                         --------       -----          -------
    Options outstanding at November 30, 1993...........   787,500        5.82            4,583
      Common Stock issued on exercise..................  (278,400)       5.82           (1,620)
                                                         --------       -----          -------
    Options outstanding at November 30, 1994...........   509,100        5.82            2,963
      Common Stock issued on exercise..................  (359,100)       5.82           (2,090)
                                                         --------       -----          -------
    Options outstanding at November 30, 1995...........   150,000       $5.82          $   873
                                                         ========       =====          =======

     The market value of the Company's Common Stock at the date the options were exercised was $20.33-$22.30 for 1995 and $14.67-$19.33 for 1994 and
$12.22-$14.55 for 1993.

     During 1995, the Company established Stock Option Plans for the following subsidiaries: Vivra Specialty Partners, Inc. (the "VSP Plan"), Vivra Heart Services, Inc. (the "VHS Plan"), Vivra Asthma & Allergy CareAmerica, Inc. (the "VAC Plan"), Vivra Health Advantage, Inc. (the "VHA

                      VIVRA INCORPORATED AND SUBSIDIARIES

8.  CAPITAL STOCK AND STOCK OPTIONS (CONTINUED)
Plan"), Vivra Orthopedic Services, Inc. (the "VOR Plan") and Vivra OB-GYN Services, Inc. (the "VOG Plan"), (collectively, the "1995 Stock Option Plans"). Each of the 1995 Stock Option Plans has similar terms. The plans provide for the granting of options to purchase common stock of the respective company to officers, employees, advisors and certain related entities of the company or Vivra. Options may be granted at not less than 100% of the fair market value at the date of grant, are exercisable at various dates and expire no more than 10 years after the date of grant. Options may be paid for in cash or by the return of previously acquired shares. Subject to certain conditions, stockholders in these companies are permitted to put shares at a defined date in the future to the company at a price equal to the then fair market value of the stock. If the employment or consulting agreement of any equity holder shall terminate, then the companies have the right to repurchase such stockholder s shares at the then fair market value. Additionally, the companies retain the right of first refusal regarding the sale or transfer of any acquired shares.

     During 1995, there was no activity related to the VAC and VOG Plans. Information regarding activity in the other 1995 Stock Option Plans is summarized in the tables below:

                                                                        VSP PLAN      VHS PLAN
                                                                       ----------     ---------
Options outstanding at December 1, 1995..............................           0             0
  Options granted....................................................     845,000       782,500
                                                                       ----------     ---------
Options outstanding at November 30, 1995.............................     845,000       782,500
                                                                       ==========     =========
Number of subsidiary's fully diluted common shares...................  18,845,000     6,782,500
                                                                       ==========     =========
Average option price per share at November 30, 1995..................  $     1.65     $    0.50
                                                                       ==========     =========

                                                                        VHA PLAN      VOR PLAN
                                                                       ----------     ---------
Options outstanding at December 1, 1995..............................           0             0
  Options granted....................................................     625,000       706,500
                                                                       ----------     ---------
Options outstanding at November 30, 1995.............................     625,000       706,500
                                                                       ==========     =========
Number of subsidiary's fully diluted common shares...................   7,625,000     5,206,500
                                                                       ==========     =========
Average option price per share at November 30, 1995..................  $     0.79     $    1.06
                                                                       ==========     =========

     As of November 30, 1995, no options are exercisable under the 1995 Stock Option Plans.

     During 1995, the Company sold the assets related to the operations of its subsidiary, Surgical Partners of America, Inc. ("SPA"). All personnel formerly employed by SPA were either transferred to another subsidiary or terminated. Accordingly, there are no longer any participants in the SPA 1992 Stock Option Plan. During the year, there were 178,823 options which were exercised and 551,503 options were forfeited and canceled.

9. PROFIT SHARING AND 401(K) PLAN

     The Company's Profit Sharing Plan ("the Plan") is a noncontributory, trusteed profit sharing plan. All regular non-union employees in the United States (union employees are eligible if the collective bargaining agreement so specifies) with at least 1,000 hours of service per annum, over 21 years of age, and employed at fiscal year-end are eligible for participation in the Plan after one year of employment. Contributions to the Plan are discretionary and are determined annually by the Board of Directors. Effective February 1, 1993, the Plan was amended to add a 401(k) provision.

                      VIVRA INCORPORATED AND SUBSIDIARIES

9. PROFIT SHARING AND 401(K) PLAN (CONTINUED)

Employees may make voluntary contributions of up to 10% of their before tax compensation under the 401(k) provision of the Plan and may also contribute up to an additional 10% of their after tax compensation in accordance with the original Plan provisions.

     Contributions to the Plan by the Company were $940,000, $3.0 million and $1.6 million for 1995, 1994 and 1993, respectively.

10. BUSINESS SEGMENT INFORMATION

     The Company has three principal business segments, Vivra Renal Care, Vivra Specialty Partners and Other Services. Vivra Renal Care consists of dialysis and specialty pharmacy services. Vivra Specialty Partners consists of Asthma/Allergy, Diabetes, Cardiology, OB-GYN and ENT network services. Other Services consists of the ambulatory surgery, rehabilitation therapy and primary care physician practice management businesses which were sold in 1995.

     The following tables have been prepared in accordance with the requirements of FASB Statement No. 14. This information has been derived from the Company's accounting records and represents the Company's estimates as to proper allocation of certain expenses.

                                                                  YEAR ENDED NOVEMBER 30,
                                                             ----------------------------------
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Operating revenues:
  Vivra Renal Care.........................................  $310,769     $259,988     $213,330
  Vivra Specialty Partners.................................    31,718       10,297        8,445
  Other Services...........................................    24,029       27,114        6,227
                                                             --------     --------     --------
          Total operating revenues.........................  $366,516     $297,399     $228,002
                                                             ========     ========     ========
Operating profits:
  Vivra Renal Care.........................................  $ 64,766     $ 54,120     $ 44,403
  Vivra Specialty Partners.................................    (1,258)         631          766
  Other Services...........................................       (16)        (550)         199
                                                             --------     --------     --------
          Total operating profits..........................  $ 63,492     $ 54,201     $ 45,368
Other income...............................................     5,221        1,891        1,235
Corporate expenses.........................................    (5,047)      (4,753)      (3,903)
Interest expense...........................................      (444)        (571)        (945)
                                                             --------     --------     --------
  Earnings from continuing operations, before minority
     interest and income taxes.............................  $ 63,222     $ 50,768     $ 41,755
                                                             ========     ========     ========

                      VIVRA INCORPORATED AND SUBSIDIARIES

10. BUSINESS SEGMENT INFORMATION (CONTINUED)

                                                                  YEAR ENDED NOVEMBER 30,
                                                               1995         1994         1993
                                                             --------     --------     --------
                                                                       (IN THOUSANDS)
Identifiable assets:
  Vivra Renal Care.........................................  $252,099     $147,896     $137,139
  Vivra Specialty Partners.................................    27,088       16,226        2,077
  Other Services...........................................     4,402       25,423       12,278
  Asset held for sale/Home Nursing Business................        --           --        3,727
  Corporate................................................   124,637       91,180       56,083
                                                             --------     --------     --------
                                                             $408,226     $280,725     $211,304
                                                             ========     ========     ========
Depreciation expense:
  Vivra Renal Care.........................................  $  9,822     $  8,785     $  6,818
  Vivra Specialty Partners.................................       323           86           76
  Other Services...........................................       711          716          337
  Corporate................................................       122          125          113
                                                             --------     --------     --------
                                                             $ 10,978     $  9,712     $  7,344
                                                             ========     ========     ========
Capitalized expenditures for property, buildings and
  equipment:(1)
  Vivra Renal Care.........................................  $ 26,819     $ 14,927     $ 10,433
  Vivra Specialty Partners.................................     1,042          264           88
  Other Services...........................................     1,000        5,514        1,661
  Corporate................................................        64           56          134
                                                             --------     --------     --------
                                                             $ 28,925     $ 20,761     $ 12,316
                                                             ========     ========     ========

- ---------------
(1) Excludes assets acquired in business acquisitions of $4.3 million, $2.1 million and $1.5 million in 1995, 1994 and 1993, respectively.

11. COMMITMENTS AND CONTINGENCIES

     The Company rents office facilities under lease arrangements which are classified for financial statement purposes as operating leases. The future minimum rental commitments under noncancellable operating leases at November 30, 1995, are summarized below:

                                                        (IN THOUSANDS)
       1996...........................................     $ 12,151
       1997...........................................        9,989
       1998...........................................        8,138
       1999...........................................        6,742
       2000...........................................        4,611

     Total rent expense amounted to $11.4 million, $8.5 million, and $6.8 million in 1995, 1994, and 1993, respectively.

                      VIVRA INCORPORATED AND SUBSIDIARIES

  Contingencies

     On May 20, 1992, in the Pennsylvania Court of Common Pleas in Delaware County, a complaint was filed against the Company's subsidiary, Vivra Renal Care ("VRC"). In September 1993, the court determined that the suit could proceed as a class action on behalf of 93 patients, subsequently reduced to 72, who were treated at one of the VRC facilities, some of whom are alleged to have died or been injured during the course of treatment. Unspecified compensatory and punitive damages are being claimed. Since May 20, 1992, four other individual actions have been filed asserting similar claims, one of which has been settled.

     The Company's insurer has assumed defense of these actions, and the merit of the claims and the extent of the damages are still under investigation. As the investigation is not complete, management is unable to make an informed judgment as to the ultimate resolution of such proceedings and their impact on the results of operations; however, it believes insurance coverage is sufficient to cover any losses likely to result from these actions and therefore any such claims should not have a material adverse effect on the Company's financial condition.

     The Company is also subject to other claims and suits in the ordinary course of business. Management believes that insurance is adequate to cover any such claims and the outcome of such claims should not have a material adverse effect on the Company's results of operations or financial condition.

                      VIVRA INCORPORATED AND SUBSIDIARIES

12. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a tabulation of the unaudited quarterly data for the three years ended November 30, 1995.

                                                                  THREE MONTHS ENDED
                                                     ---------------------------------------------
                                                     FEBRUARY       MAY       AUGUST      NOVEMBER
                                                      28/29         31          31           30
                                                     --------     -------     -------     --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AND PRICE
                                                                         DATA)
1995
Total operating revenues...........................  $ 87,214     $92,536     $91,661     $95,105
Net earnings.......................................     8,686       9,983      10,596       9,263
Earnings per share (primary and fully diluted):
Net earnings.......................................       .26         .27         .28         .25
Stock prices:
  High.............................................        21 7/8      23 7/8      22 1/8      23 3/8
  Low..............................................        17 3/4      18 1/3      17 3/4      21 11/64
1994
Total operating revenues...........................  $ 66,659     $72,724     $77,140     $80,876
  Earnings from continuing operations..............     6,880       7,442       7,741       7,884
  Gain on sale of discontinued operations..........       697          --          --          --
                                                      -------     -------     -------     -------
Net earnings.......................................     7,577       7,442       7,741       7,884
Earnings per share (primary and fully diluted):
  Continuing operations............................       .22         .23         .24         .24
  Gain on sale of discontinued operations..........       .02          --          --          --
                                                      -------     -------     -------     -------
Net earnings.......................................       .24         .23         .24         .24
Stock prices:
  High.............................................        17 1/3      17 3/4      17 1/8      19 2/3
  Low..............................................        13 1/8      15 1/8      15 1/8      17
1993
Total operating revenues...........................  $ 51,504     $55,187     $58,926     $62,385
  Earnings from continuing operations..............     5,297       5,854       6,552       6,515
  Earnings from discontinued operations............        84         163         151         156
                                                      -------     -------     -------     -------
Net earnings.......................................     5,381       6,017       6,703       6,671
Earnings per share (primary and fully diluted):
  Continuing operations............................       .17         .20         .21         .20
  Discontinued operations..........................        --         .01          --         .01
                                                      -------     -------     -------     -------
Net earnings.......................................       .17         .21         .21(1)      .21
Stock prices:
  High.............................................        13 1/4      12 1/2      15 1/2      15 3/4
  Low..............................................        10 1/8       9 7/8      12          12 5/8

- ---------------
(1) As a result of rounding and the restatement of earnings from continuing operations in 1993, year to date third quarter earnings per share from continuing operations was $0.58 rather than $0.59.

                      VIVRA INCORPORATED AND SUBSIDIARIES

13. SUBSEQUENT EVENTS

     On February 13, 1996, the Board of Directors (the "Board") of the Company amended and restated the Company's Rights Agreement originally adopted in August 1989 and amended in February 1991 (the "Rights Agreement") to make the following changes:

          (i) To reduce the threshold of an acquiring person from 20% to 15% of the Company's outstanding Common Stock (provided, however, that any person as of February 13, 1996 that beneficially owned in excess of 15% but less than 20% would be grandfathered with respect to the amount that such person beneficially owned as of such date);

          (ii) To reset the number of rights associated with each share of Common Stock to the original level of one right per share of Common Stock, each right exercisable at a price of $100 in exchange for 1/100th of a share of the Company's Series A Junior Participating Preferred Stock having the dividend, voting and liquidation provisions of one share of Common Stock;

          (iii) To eliminate the exception in the Rights Agreement for all-cash tender offers for all of the Company's outstanding shares in which the acquiror purchases 85% or more of the shares in such tender offer; and

          (iv) To eliminate the provision in the Rights Agreement that requires a special meeting of stockholders in the event the Company receives an all-cash, fully financed offer to acquire the Company from a person or group that owns less than one percent of the outstanding stock, such special meeting to be held for the purpose of voting on a precatory resolution requesting the Board to accept such offer and providing for a redemption of the rights in the event that the precatory resolution receives the affirmative vote of a majority of the shares of Common Stock.

     During the six months ended May 31, 1996, the Company consummated mergers and acquisitions comprised of 19 dialysis centers, 12 physician practices and an orthopedic network. The mergers and acquisitions were treated either as pooling-of-interests or purchases. Total consideration paid was $93.6 million, consisting of cash of $38.3 million and 2,003,033 shares of the Company's common stock.

                               VIVRA INCORPORATED

               CONDENSED SUPPLEMENTAL CONSOLIDATED BALANCE SHEET
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                        FEB. 29,       NOV. 30,
                                                                          1996           1995
                                                                       -----------     --------
                                                                       (UNAUDITED)     (NOTE A)
A S S E T S
Current Assets:
  Cash and cash equivalents..........................................   $  63,920      $ 53,990
  Short-term investments -- held-to-maturity and
     available-for-sale..............................................      43,600        43,616
  Accounts receivable, less allowance for doubtful accounts
     (2/29/96 -- $13,791 and 11/30/95 -- $13,279)....................      67,184        64,004
  Inventories........................................................      10,858         9,030
  Prepaid expenses and other current assets..........................       2,370         1,959
  Deferred income taxes..............................................      13,649        14,514
                                                                         --------      --------
          Total Current Assets.......................................     201,581       187,113
Marketable non-current investments -- held-to-maturity...............      24,024        22,510
Property, buildings and equipment -- at cost, less allowances for
  depreciation (2/29/96 -- $42,527 and 11/30/95 -- $40,775...........      79,396        76,189
Other assets.........................................................       7,141         8,479
Goodwill and other intangibles, less accumulated amortization
  (2/29/96 -- $7,692 and 11/30/95 -- $6,727).........................     114,965       113,935
                                                                         --------      --------
                                                                        $ 427,107      $408,226
                                                                         ========      ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable...................................................   $  11,685      $ 11,004
  Accrued payroll and related benefits...............................      21,263        22,693
  Other accrued expenses.............................................      12,708        10,768
  Income taxes.......................................................      10,929         4,674
  Current portion of deferred income taxes...........................       3,476         3,791
  Current maturities of long-term debt...............................       1,568         1,477
                                                                         --------      --------
          Total Current Liabilities..................................      61,629        54,407
Long-term debt -- exclusive of current maturities....................       1,527         1,840
Deferred income taxes................................................       5,123         6,643
Minority interest....................................................        (269)         (238)
Stockholders' Equity:
  Preferred Stock, $.01 par value, 10.0 million shares authorized, no
     shares issued and outstanding...................................          --            --
  Common stock, par value $.01 per share; authorized 80.0 million shares; issued 38.6 million shares in 1996 and 38.1 million in
     1995............................................................         386           381
  Additional paid-in capital.........................................     145,837       142,762
  Retained earnings..................................................     208,254       197,361
  Net unrealized gain on marketable securities, less applicable
     income taxes....................................................       4,620         5,070
                                                                         --------      --------
          Total Stockholders' Equity.................................     359,097       345,574
                                                                         --------      --------
                                                                        $ 427,107      $408,226
                                                                         ========      ========

    See accompanying notes to condensed supplemental consolidated financial statements

                               VIVRA INCORPORATED

           CONDENSED SUPPLEMENTAL CONSOLIDATED STATEMENT OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                           THREE MONTHS ENDED
                                                                            FEBRUARY 29/28,
                                                                          --------------------
                                                                            1996        1995
                                                                          --------     -------
                                                                               (UNAUDITED)
Revenues:
  Operating revenues....................................................  $106,613     $87,214
  Other income..........................................................     1,878         687
                                                                          --------     -------
     Total Revenues.....................................................   108,491      87,901
Costs and Expenses:
  Operating.............................................................    76,665      58,503
  General and administrative............................................    10,627      12,501
  Depreciation..........................................................     3,122       2,440
  Interest..............................................................        42         203
                                                                          --------     -------
     Total Costs and Expenses...........................................    90,456      73,647
  Earnings from continuing operations, before minority interest and
     income taxes.......................................................    18,035      14,254
  Minority interest.....................................................       (10)        (22)
                                                                          --------     -------
  Earnings from continuing operations, before income taxes..............    18,025      14,232
  Income taxes..........................................................     6,811       5,546
                                                                          --------     -------
  Net earnings..........................................................  $ 11,214     $ 8,686
                                                                          ========     =======
Net earnings per share..................................................  $    .29     $   .26
                                                                          ========     =======
Average Number of Common Shares.........................................    38,256      33,394

    See accompanying notes to condensed supplemental consolidated financial statements

                               VIVRA INCORPORATED

          CONDENSED SUPPLEMENTAL CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                          THREE MONTHS ENDED
                                                                            FEBRUARY 29/28,
                                                                         ---------------------
                                                                           1996         1995
                                                                         --------     --------
                                                                              (UNAUDITED)
Operating Activities
Net earnings...........................................................  $ 11,214     $  8,686
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization..........................................     4,287        2,959
Loss (Gain) on sale of property and investments........................       327          (15)
Other..................................................................    (1,980)        (713)
Changes in assets and liabilities:
  Accounts receivable..................................................    (2,312)      (3,030)
  Inventories..........................................................    (1,746)        (567)
  Prepaid expenses and other current assets............................      (429)        (179)
  Deferred income taxes................................................       867       (1,094)
  Accounts payable.....................................................       377        4,927
  Accrued payroll and related benefits.................................    (1,306)        (337)
  Other accrued expenses...............................................       899       (3,438)
  Income taxes.........................................................     6,193        3,242
                                                                         --------     --------
     Net cash flow from operations.....................................    16,391       10,441
Financing Activities
  Payments on long-term debt...........................................      (158)      (5,377)
  Proceeds from Common Stock offering..................................        --       59,786
  Proceeds from exercise of stock options and related transactions.....     2,131        7,177
                                                                         --------     --------
     Net cash flow from financing......................................     1,973       61,586
Investing Activities
  Purchase of property, buildings and equipment........................    (8,212)      (4,479)
  Purchase of held-to-maturity investments.............................   (17,435)          --
  Redemption of held-to-maturity investments...........................    10,070           --
  Proceeds from sale of available-for-sale investments.................     5,911           --
  Proceeds from sale of property, buildings and equipment..............       574           11
  Proceeds from investments in partnerships............................     1,700           --
  Payment for business acquisitions, net of cash acquired..............    (1,042)     (15,563)
                                                                         --------     --------
     Net cash flow used in investing...................................    (8,434)     (20,031)
                                                                         --------     --------
Net increase in cash and cash equivalents..............................     9,930       51,996
Beginning cash and cash equivalents....................................    53,990       80,620
                                                                         --------     --------
     Ending cash and cash equivalents..................................  $ 63,920     $132,616
                                                                         ========     ========

    See accompanying notes to condensed supplemental consolidated financial statements

                               VIVRA INCORPORATED

       NOTES TO CONDENSED SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                               FEBRUARY 29, 1996

A.  BASIS OF PRESENTATION

     The condensed supplemental consolidated financial statements are unaudited pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented have been made and are of a normal recurring nature. The Company completed business combinations with Orthonet, Inc. on February 28, 1996, Brennan, Martell and Mirmelli, M.D.'s, P.A. and Allergy & Asthma Institute of South Florida, P.A. on May 1, 1996 and Kidney Centers of Charleston, Inc. on May 1, 1996 in stock for stock exchanges or mergers with the Company. These condensed supplemental consolidated financial statements have been prepared following the pooling-of-interests method of accounting and reflect the combined financial position and operating results of the Company and these acquired businesses for all periods presented.

     The condensed supplemental consolidated financial statements should be read in conjunction with the Company's November 30, 1995 supplemental consolidated financial statements and the notes included herewith.

B.  ACQUISITIONS

     During the three months ended February 29, 1996, the Company acquired three dialysis centers. Total consideration paid was $6.4 million, consisting of cash of $2.5 million and 154,037 shares of the Company's common stock, which exceeded the fair market value of net assets acquired by $2.4 million.

     Also during the three months ended February 29, 1996, the Company acquired four physician practices and an orthopedics network. Total consideration paid was $12.3 million, consisting of cash of $0.5 million and 431,382 shares of the Company's common stock, which exceeded the fair market value of net assets acquired by $0.7 million.

C.  RECENT ACCOUNTING PRONOUNCEMENTS

     Effective March 1995, the Financial Accounting Standards Board issued Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("FAS 121"), which requires impairment losses to be recorded on long-lived assets used in operations, or to be disposed of, when such impairment has been determined. On December 1, 1995, the Company adopted FAS 121 and the impact of this adoption did not have a material effect on the Company.

Schedule II - Supplemental Valuation and Qualifying Accounts

                      Vivra Incorporated and Subsidiaries


- --------------------------------------------------------------------------------------------------------------------------
           Column A                       Column B               Column C                     Column D
- --------------------------------------------------------------------------------------------------------------------------
                                                                           Additions
                                                            --------------------------------------

                                         Balance at                                Charged to
                                        Beginning of         Charged to Costs    Other Accounts -         Deductions -
        Description                       Period               and Expenses         Describe                Describe
- --------------------------------------------------------------------------------------------------------------------------
Allowance for doubtful accounts:
  Year ended November 30, 1993          $ 6,400,000           $1,610,000         $1,743,000 (2)           $(2,006,000) (1)
  Year ended November 30, 1994            7,747,000            2,228,000          1,350,000 (3)              (685,000) (1)
  Year ended November 30, 1995           10,640,000            4,383,000            604,000 (2)            (2,348,000) (1)


(1) Write-offs, net of recoveries. Included in the 1993 amount is $243,000 which pertains to assets held for sale.

(2)  Contingent rate adjustments charged to operating revenues.

(3)  Allowance purchased as part of 1994 acquisitions.

     No person is authorized to give any information and representations which are contained or incorporated by reference in this Prospectus, and any information or representation which is not contained or incorporated by reference in this Prospectus must not be relied on as having been authorized by them. The information herein is set forth as of the date on the cover page; it is anticipated that changes will occur in the affairs of the Company subsequent to that date. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Shares in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus or in the affairs of the Company since the date hereof.

                                   ----------

                                TABLE OF CONTENTS


                                                   Page
                                                   ----

     AVAILABLE INFORMATION .....................    2
     INCORPORATION OF CERTAIN
         DOCUMENTS BY REFERENCE ................    2
     THE COMPANY................................    4
     RISK FACTORS ..............................    5
     PRICE RANGE OF COMMON STOCK ...............   11
     DIVIDEND POLICY ...........................   11
     SELECTED SUPPLEMENTAL CONSOLIDATED
         FINANCIAL DATA ........................   12
     MANAGEMENT'S DISCUSSION
         AND ANALYSIS OF FINANCIAL
         CONDITION AND RESULTS OF
         OPERATIONS ............................   13
     BUSINESS ..................................   18
     MANAGEMENT ................................   28
     DESCRIPTION OF CAPITAL STOCK ..............   33
     OUTSTANDING SECURITIES
         COVERED BY THIS PROSPECTUS ............   36
     LEGAL MATTERS .............................   36
     EXPERTS ...................................   36
     INDEX TO SUPPLEMENTAL
         CONSOLIDATED FINANCIAL STATEMENTS .....  F-1




                               5,363,702 SHARES





                                      VIVRA
                                  INCORPORATED





                                  COMMON STOCK



                               ------------------

                               P R O S P E C T U S

                               ------------------





                                  JUNE   , 1996

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Section 145 of the Delaware General Corporation Law permits the Company's board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his being or having been a director, officer, employee or agent of the Company, in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

     Article 8 of the Company's Restated Certificate of Incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by law. In addition, the Company has entered into separate indemnification agreements with its directors and officers that will require the company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         (a) Exhibits

         Exhibit
         Number        Description
         -------       ---------------------------------------------------------
                 (2)   Plan of Acquisition

                           *(2.1) Stock Purchase Agreement dated as of
                       March 31, 1995, by and among the Registrant, Cape Coral Dialysis Center, Inc. and Dialysis Services of Southwest Florida, Inc. And each of the Stockholders listed on Exhibit A thereto (filed as an exhibit to the Prospectus Supplement to the Prospectus dated March 14, 1995 (File No. 33-85736) and incorporated herein by reference).

                           *(2.2) Agreement for Sale and Purchase of Assets,
                       dated July 1, 1995, by and among CDC and Oakwood, Chilikapati Family Limited Partnership and Thavarajah Family Limited Partnership, Vijay Kumar Chilikapati Revocable Living Trust dated September 26, 1984 and the Krishnapilla Thavarajah Revocable Living Trust, the sole shareholders of Oakwood and K. Thavarajah, M.D. and C.V. Kumar, M.D. (filed as Exhibit (c)(vii) to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated August 16, 1995 and incorporated herein by reference).

                            *(2.3) Agreement for Sale and Purchase of Assets,
                       dated as of July 1, 1995, by and among CDC and Wyandotte and CTA Investment Group, Vijay Kumar Chilikapati Revocable Living Trust dated September 26, 1984, the Krishnapilla Thavarajah Revocable Living Trust, and Syed Akbar, M.D., an individual and K. Thavarajah, M.D., an individual, and C.V. Kumar, M.D., an individual (filed as Exhibit (c)(vii) to the Registrant's Current Report on Form 8-K filed on August 16, 1995 and incorporated herein by reference).

                            *(2.4) Master Merger Agreement among Asthma &
                       Allergy CareAmerica, Inc.; Vivra Incorporated; Pediatric Allergy Group, a Professional Association; Jerald M. Duncan, M.D.; Fred T. Grogan, Jr., M.D.; Jourdan A. Roane, M.D.; Phillip L. Lieberman, M.D., P.C.; Phillip L. Lieberman, M.D.; George H. Treadwell, III, M.D., P.C.; and George H. Treadwell, III, M.D. (filed as Exhibit
                       10.1 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated January 30, 1996 and incorporated herein by reference).

                            *(2.5) Agreement and Plan of Merger among Asthma &
                       Allergy CareAmerica, Inc.; Vivra Incorporated; and Pediatric Allergy Group, a Professional Association (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated January 30, 1996 and incorporated herein by reference).

                            *(2.6) Agreement and Plan of Merger among Asthma &
                       Allergy CareAmerica, Inc., Vivra Incorporated, Phillip L. Lieberman, M.D. and Phillip L. Lieberman, M.D., P.C. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated January 30, 1996 and incorporated herein by reference).

                            *(2.7) Agreement and Plan of Merger among Asthma &
                       Allergy CareAmerica, Inc.; Vivra Incorporated; George H. Treadwell, III, M.D., P.C.; and George H. Treadwell, III (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated January 30, 1996 and incorporated herein by reference).

                            *(2.8) Stock Exchange Agreement among Vivra
                       Incorporated; Raj & Jay, Inc.; Vadakkipalayam Devarajan, M.D.; Chemmale Jayakrishnan, M.D.; David J. Vial, M.D.; and Martin Ballenger, M.D. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated January 30, 1996 and incorporated herein by reference).

                            *(2.9) Stock Exchange Agreement among Vivra Renal
                       Care, Inc.; Vivra Incorporated; Martin Gelman, M.D. and Gerald Bousquet, M.D. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated March 14, 1996 and incorporated herein by reference).

                            *(2.10) Stock Exchange Agreement among Vivra
                       Orthopaedics, Inc.; Vivra Incorporated; and Joseph Zagorski, M.D. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated
                       March 15, 1996 and incorporated herein by reference).

                            *(2.11) Stock Exchange Agreement among Vivra
                       Incorporated; Mr. Qualls and Mr. Robins (filed as Exhibit
                       10.1 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated March 29, 1996 and incorporated herein by reference).

                            *(2.12) Master Merger Agreement among Asthma &
                       Allergy CareAmerica, Inc.; Vivra Incorporated; Pollard & Sublett, PSC; Stephen J. Pollard, M.D.; James L. Sublett, M.D. and Allergy & Asthma Research Institute, Inc. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated April 11, 1996 and incorporated herein by reference).

                            *(2.13) Agreement and Plan of Merger among Asthma &
                       Allergy CareAmerica, Inc.; Vivra Incorporated; Pollard & Sublett, PSC; Stephen J. Pollard, M.D. and James L. Sublett, M.D. (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated April 11, 1996 and incorporated herein by reference).

                            *(2.14) Agreement and Plan of Merger among Asthma &
                       Allergy CareAmerica, Inc.; Vivra Incorporated; Allergy & Asthma Research Institute, Inc.; Stephen J. Pollard, M.D. and James L. Sublett, M.D. (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated April 11, 1996 and incorporated herein by reference).

                            *(2.15) Master Merger Agreement among Asthma &
                       Allergy CareAmerica, Inc.; Vivra Incorporated; Brennan, Martell & Mirmelli, M.D.'s, P.A.; Asthma & Allergy CareAmerica of Florida, Inc.; Frank R. Martell, M.D.; Philip C. Mirmelli, M.D. and Asthma & Allergy Institute of South Florida, Inc. (filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated May 14, 1996 and incorporated herein by reference).

                            *(2.16) Agreement and Plan of Merger among Asthma &
                       Allergy CareAmerica, Inc.; Vivra Incorporated; Brennan, Martell & Mirmelli, M.D.'s, P.A.; Asthma & Allergy CareAmerica of Florida, Inc.; Frank R. Martell, M.D. and Philip C. Mirmelli, M.D. (filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated May 14, 1996 and incorporated herein by reference).

                            *(2.17) Agreement and Plan of Merger among Asthma &
                       Allergy CareAmerica, Inc.; Vivra Incorporated; AACA-AAI Acquisition, Inc.; Asthma & Allergy Institute of South Florida, Inc.; Frank R. Martell, M.D. and Philip C. Mirmelli, M.D. (filed as Exhibit 10.3 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated May 14, 1996 and incorporated herein by reference).

                            *(2.18) Agreement and Plan of Merger among Vivra
                       Renal Care, Inc.; Vivra Incorporated; Charleston Kidney Center, Inc.; George Malanos, M.D.; Jerry Owens, M.D. and Arthur Smith, M.D. (filed as Exhibit 10.4 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated May 14, 1996 and incorporated herein by reference).

                            *(2.19) Agreement and Plan of Merger among Vivra
                       Specialty Partners, Inc.; Vivra Incorporated; Melter, Inc.; Melter Rehabilitation Services, Inc. and Melvyn Drucker, M.D. (filed as Exhibit 10.5 to the Registrant's Current Report on Form 8-K (File No. 1-10261) dated May 14, 1996 and incorporated herein by reference).

                (3)    Articles of Incorporation and By-Laws of Registrant

                            *(3.1) Amended and Restated Certificate of
                       Incorporation (filed as Exhibit 3.1 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995 and incorporated herein by reference).

                            *(3.2) By-Laws (filed as Exhibit 3B to Registrant's
                       Registration Statement on Form 10, File No. 1-10261 incorporated herein by reference.)

                (4)    Instruments defining the Rights of Securities Holders

                            *(4.1) Amended and Restated Rights Agreement dated
                       February 13, 1996 between Registrant and The First National Bank of Boston (filed as Exhibit 4D to the Company's Form 10/A filed on February 15, 1996 and incorporated herein by reference).

                (5.1)  Opinion of Pillsbury Madison & Sutro LLP.

                (10)   Material Contracts

                            *(10.1) Debenture Payment Assumption Agreement
                       between Registrant and Community Psychiatric Centers (filed as Exhibit 10.5A.6 to Registrant's Registration Statement on Form 10, File No. 1-10261, filed May 26, 1989, and incorporated herein by reference).

                            *(10.2) Registrant's Transition Consultants Stock
                       Option Plan (filed as Exhibit 10G to the Registrant's Registration Statement on Form 10, File No. 1-10261 and incorporated herein by reference).

                            *(10.2.1) Transition Consultants Stock Option
                       Agreement (filed as Exhibit 10.4.4 to Registrant's Report on Form 10-K for its fiscal year ended November 30, 1989 and incorporated herein by reference).

                            *(10.3) Registrant's Amended 1989 Stock Incentive
                       Plan (filed as Exhibit 10.3 to Registrant's Post-Effective Amendment No. 2 to Registration Statement on Form S-4 (File No. 33-85736) and incorporated herein by reference).

                            *(10.4) Registrant's Profit Sharing Plan (filed as
                       Exhibit 10.11 to Registrant's Amendment on Form 8 to Report on Form 10-K for its fiscal year ended November 30, 1992 and incorporated herein by reference).

                            *(10.5) Form of Officer and Director Indemnification
                       Agreement (filed as Exhibit 10.5 to Registrant's Report on Form 10-K for its fiscal year ended November 30, 1991, and incorporated herein by reference).

                            *(10.6) Employment Agreement between Registrant and
                       Kent J. Thiry, dated as of December 1, 1992 (filed as
                       Exhibit 10.6 to Registrant's Amendment on Form 8 to Report on Form 10-K for its fiscal year ended November 30, 1992 and incorporated herein by reference).

                            *(10.7) Form of Employment Agreement between the
                       Registrant and certain executive officers of the Registrant (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995 and incorporated herein by reference).

                            *(10.8) Form of agreement between the Registrant and
                       the Medical Directors of its dialysis facilities (filed as Exhibit 10.6 to Registrant's Registration Statement on Form S-1, File No. 33-34438 and incorporated herein by reference).

                            +*(10.9) Agreement effective February 1, 1996
                       between Amgen Inc. and the Registrant (filed as Exhibit
                       10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995 and incorporated herein by reference).

                            +*(10.10) Agreement effective February 1, 1996
                       between Bellco Drug Corp., Metro Health Corp. and the Registrant (filed as Exhibit 10.10 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995 and incorporated herein by reference).

                 (11)  Statement re Supplemental Computation of Per Share
                       Earnings.

                *(21) Subsidiaries of the Registrant (filed as Exhibit 21 to the Company's Annual Report on Form 10-K for the fiscal year ended November 30, 1995 and incorporated herein by reference).

                (23)   Consents

                            (23.1) Consent of Independent Auditors.

                            (23.2) Consent of Pillsbury Madison & Sutro LLP
                                   (included in Exhibit 5.1).

- ----------------
   *    Previously filed

   + Confidential Treatment requested as to certain portions, which are omitted and filed separately with the Commission.

ITEM 22. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (a) To include any prospectus required by Section 10(a)(3) of the Act;

              (b) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

              (c) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-offering amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) For purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
     Section 15(d) of the Securities Exchange Act of 1934 which is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (6) That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this Registration Statement through the date of responding to the request.

          (8) To supply by means of a post-effective amendment all required information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of San Mateo and State of California on June 18, 1996.

                                        VIVRA INCORPORATED



                                        By  /s/ LEANNE ZUMWALT
                                        ----------------------------------------

                                       (LeAnne Zumwalt, Chief Financial Officer,
                                                Secretary and Treasurer)



                                POWER OF ATTORNEY

     Each of the undersigned hereby appoints Kent J. Thiry, LeAnne M. Zumwalt and Charles W. Ott, and each of them (with full power to act alone), as attorneys and agents for the undersigned, with full power of substitution for and in the same place, and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act of 1933 any and all amendments and exhibits to this Registration Statement and any and all applications, instruments or other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby, with full power and authority to do and perform any and all acts and things whatsoever required or desirable.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.


          SIGNATURE                                       TITLE                               DATE
          ---------                                       -----                               ----

     /s/ KENT J. THIRY                    Director, President and Chief                  June 18, 1996
- ---------------------------------         Executive Officer (Principal
        (Kent J. Thiry)                   Executive Officer)



     /s/ LEANNE ZUMWALT                   Director and Chief Financial                   June 18, 1996
- ---------------------------------         Officer, Treasurer and Secretary
        (LeAnne Zumwalt)                  (Principal Accounting Officer and
                                          Principal Financial Officer)


    /s/ DAVID G. CONNOR, M.D.             Director                                       June 18, 1996
- ---------------------------------
       (David G. Connor, M.D.)


          SIGNATURE                        TITLE                       DATE
          ---------                        -----                       ----
     /s/ RICHARD B. FONTAINE              Director                 June 18, 1996
- -------------------------------
         (Richard B. Fontaine)




     /s/ ALAN HOOPS                       Director                 June 18, 1996
- -------------------------------
        (Alan Hoops)



    /s/ DAVID LOWE                        Director                 June 18, 1996
- -------------------------------
        (David Lowe)



    /s/ JOHN M. NEHRA
- -------------------------------           Director                 June 18, 1996
       (John M. Nehra))



   /s/ STEPHEN G. PAGLIUCA                Director                 June 18, 1996
- -------------------------------
      (Stephen G. Pagliuca)

                                  EXHIBIT INDEX


               (5.1)    Opinion of Pillsbury Madison & Sutro LLP

                (11)    Statement Re: Supplemental Computation of Per Share
                                      Earnings

                (23)    Consents

                        (23.1)  Consent of Independent Auditors.

                        (23.2) Consent of Pillsbury Madison & Sutro LLP (included in Exhibit 5.1).